EXHIBIT 99.1
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                           [GRAPHIC OMITTED -- LOGO]

                                  TECKCOMINCO




                            ANNUAL INFORMATION FORM

                                 March 19, 2008




                              TECK COMINCO LIMITED
                         Suite 600, 200 Burrard Street
                          Vancouver, British Columbia
                                    V6C 3L9




                 An additional copy of this Annual Information
        Form may be obtained upon request from the Corporate Secretary, Teck Cominco Limited at the above address or from the company's web site - www.teckcominco.com

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

                               TABLE OF CONTENTS


NOMENCLATURE.................................................................III

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION..........................III

GLOSSARY OF TECHNICAL TERMS...................................................VI

CORPORATE STRUCTURE............................................................1

   NAME, ADDRESS AND INCORPORATION.............................................1
   INTERCORPORATE RELATIONSHIPS................................................1

GENERAL DEVELOPMENT OF THE BUSINESS............................................2

   THREE-YEAR HISTORY..........................................................2
      2005.....................................................................2
      2006.....................................................................3
      2007.....................................................................4
   SIGNIFICANT ACQUISITIONS....................................................5

DESCRIPTION OF THE BUSINESS....................................................5

   GENERAL.....................................................................5
      Product Summary..........................................................6
   INDIVIDUAL OPERATIONS.......................................................7
      Copper...................................................................7
      Zinc....................................................................13
      Coal....................................................................16
      Gold....................................................................20
      Oil Sands...............................................................23
      Exploration.............................................................24
      Mineral Reserves and Resources..........................................25
   OIL AND GAS RESOURCES......................................................33
      Fort Hills Project......................................................33
      Teck Cominco/UTS Joint Venture..........................................34
   SAFETY AND ENVIRONMENTAL PROTECTION........................................35
   SOCIAL AND ENVIRONMENTAL POLICIES..........................................35
   HUMAN RESOURCES............................................................36
   TECHNOLOGY.................................................................37
   FOREIGN OPERATIONS.........................................................37
   COMPETITIVE CONDITIONS.....................................................37
   RISK FACTORS...............................................................38

DIVIDENDS.....................................................................46


DESCRIPTION OF CAPITAL STRUCTURE..............................................46

   GENERAL DESCRIPTION OF CAPITAL STRUCTURE...................................46
   RATINGS....................................................................47

MARKET FOR SECURITIES.........................................................48

   TRADING PRICE AND VOLUME...................................................48

DIRECTORS AND OFFICERS........................................................49

   DIRECTORS..................................................................49
   OFFICERS...................................................................51
   AUDIT COMMITTEE INFORMATION................................................53
      Mandate of Audit Committee..............................................53
      Composition of the Audit Committee......................................53
      Pre-Approval Policies and Procedures....................................54
      External Auditor Service Fees...........................................55
   OWNERSHIP BY DIRECTORS AND OFFICERS........................................55

LEGAL PROCEEDINGS.............................................................55

TRANSFER AGENTS AND REGISTRARS................................................56

MATERIAL CONTRACTS............................................................56

INTERESTS OF EXPERTS..........................................................56

ADDITIONAL INFORMATION........................................................56

SCHEDULE A...................................................................A-1

   AUDIT COMMITTEE MANDATE...................................................A-1

SCHEDULE B...................................................................B-1

    REPORT OF MANAGEMENT AND DIRECTORS ON DECEMBER 2007
    OIL AND GAS DISCLOSURE...................................................B-1

SCHEDULE C...................................................................C-1

    NI 51-101 AUDIT REPORT - REPORT ON RESOURCES DATA BY
    INDEPENDENT QUALIFIED RESOURCES AUDITOR..................................C-1

SCHEDULE D...................................................................D-1

    FORM 51-101F2 REPORT ON RESERVES DATA BY INDEPENDENT
    QUALIFIED RESERVES EVALUATOR OR AUDITOR..................................D-1



Note:  All currency references are to Canadian dollars unless otherwise noted.

                                  NOMENCLATURE

In this Annual Information Form, unless the context otherwise dictates, "we", "Teck Cominco" or the "Company" refers to Teck Cominco Limited and its subsidiaries, a reference to "Aur" refers to Aur Resources Inc. and its subsidiaries, and a reference to Teck Cominco Metals refers to our wholly-owned subsidiary, Teck Cominco Metals Ltd., and its subsidiaries.


              CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This Annual Information Form and certain documents incorporated by reference in this Annual Information Form contain certain forward-looking information and forward-looking statements as defined in applicable securities laws. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should", "believe" and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference in this Annual Information Form, as the case may be. These forward-looking statements include but are not limited to, statements concerning:

     o prices and price volatility for zinc, copper, coal, gold and other products and commodities that we produce and sell as well as oil, natural gas and petroleum products;

     o the long-term demand for and supply of zinc, copper, coal, gold and other products and commodities that we produce and sell;

     o our premiums realized over London Metal Exchange cash and other benchmark prices and the sensitivity of our financial results to changes in metals and minerals prices;

     o    treatment and refining charges;

     o    our strategies and objectives;

     o    our interest and other expenses;

     o    our tax position and the tax rates applicable to us;

     o political unrest or instability in countries such as Peru and its impact on our foreign assets, including our interest in the Antamina copper, zinc mine;

     o the timing of decisions regarding the timing and costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for, certain of our development and expansion projects, including, among others, the Fort Hills Project;

     o our estimates of the quantity and quality of our mineral and oil reserves and resources;

     o    the production capacity of our operations;

     o our planned capital expenditures and our estimates of reclamation and other costs related to environmental protection;

     o our future capital and mine production costs and production levels, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

     o    our cost reduction and other financial and operating objectives;

     o    our exploration, environmental, health and safety initiatives;

     o the availability of qualified employees for our operations, including our new developments;

     o the satisfactory negotiation of collective agreements with unionized employees;

     o the outcome of legal proceedings and other disputes in which we are involved;

     o    general business and economic conditions;

     o the outcome of our coal sales negotiations and negotiations with metals and concentrate customers concerning treatment charges, price adjustments and premiums; and

     o    our dividend policy.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, including risks that may affect our operating or capital plans; risks generally encountered in the permitting and development of mineral and oil and gas properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, delays associated with permit appeals, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market price of our principal commodities which are cyclical and subject to substantial price fluctuations; risks created through competition for mining and oil and gas properties; risk associated with lack of access to markets; risks associated with mineral and oil and gas reserve and resource estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with our dependence on third parties for the provision of transportation and other critical services; risks associated with non-performance by contractual counterparties; risks associated with aboriginal title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Annual Information Form. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

     o    general business and economic conditions;

     o    interest rates and foreign exchange rates;

     o the supply and demand for, deliveries of, and the level and volatility of prices of zinc, copper, coal and gold and our other primary metals and minerals as well as oil, natural gas and petroleum products;

     o the timing of the receipt of regulatory and governmental approvals for our development projects and other operations;

     o the availability of financing for our development projects on reasonable terms;

     o our costs of production and our production and productivity levels, as well as those of our competitors;

     o    power prices;

     o    our ability to secure adequate transportation for our products;

     o our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;

     o    our ability to attract and retain skilled staff;

     o the impact of changes in Canadian-US dollar and other foreign exchange rates on our costs and results;

     o engineering and construction timetables and capital costs for our development and expansion projects;

     o    costs of closure of various operations;

     o    market competition;

     o the accuracy of our reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;

     o premiums realized over London Metal Exchange cash and other benchmark prices;

     o    tax benefits and tax rates;

     o the outcome of our coal price and refining and treatment charge negotiations with customers;

     o    the resolution of environmental and other proceedings or disputes;

     o    our ability to comply with and timely  renew  environmental  permits;
          and

     o our ongoing relations with our employees and with our business partners and joint venturers.

We caution you that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" in this Annual Information Form. We undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.


                          GLOSSARY OF TECHNICAL TERMS

BALL MILL: a rotating horizontal cylinder in which ore is ground using metal balls.

BITUMEN: a naturally occurring heavy viscous crude oil.

CARBON-IN-PULP: a process used to recover gold that has been dissolved after cyanide leach agitation.

CATHODE: an electrode in an electrolytic cell which receives electrons and which represents the final product of an electrolytic refining process.

CLEAN COAL: coal that has been processed to separate impurities and is in a form suitable for sale.

COKE: the substance formed when coking coal is heated to a very high temperature in the absence of air, primarily used in the process of steel making in integrated steel mills.

CONCENTRATE: a product containing valuable minerals from which most of the waste mineral in the ore has been eliminated in a mill or concentrator.

CRUDE OIL: unrefined liquid hydrocarbons, excluding natural gas liquids.

CUSTOM CONCENTRATE:  concentrate sold to third party smelters for smelting.

DORE:  unrefined gold and silver bullion bars.

DRIFT: a horizontal passage from one underground working place to another and parallel to the strike of the ore.

EXTRACTION PLANT: a facility in which bitumen is separated from sand, water and other impurities.

FLOTATION: a method of mineral separation in which a froth created in water by a variety of reagents floats certain finely crushed minerals, whereas other minerals sink, so that the valuable minerals are concentrated and separated from the waste.

GRADE: the classification of an ore according to its content of economically valuable material, expressed as grams per tonne for precious metals and as a percentage for most other metals.

HARD COKING COAL: a type of metallurgical coal used primarily for making coke in integrated steel mills.

HYPOGENE: primary sulphide ore located beneath shallow zones of ore affected by weathering processes.

INDICATED MINERAL RESOURCE: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

INFERRED MINERAL RESOURCE: that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

KIVCET FURNACE:  a smelting furnace which produces lead bullion and slag.

MEASURED MINERAL RESOURCE: that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

METALLURGICAL COAL: various grades of coal suitable for making steel, such as coking coal.

MILL: a plant in which ore is ground and undergoes physical or chemical treatment to extract and produce a concentrate of the valuable minerals.

MINERAL RESERVE: the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

MINERAL RESOURCE: a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

OIL SANDS:  sand and rock material that contains bitumen.

ORE: naturally occurring material from which minerals of economic value can be extracted at a reasonable profit.

OREBODY: a contiguous, well defined mass of material of sufficient ore content to make extraction economically feasible.

PROBABLE MINERAL RESERVE: the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

PROVEN MINERAL RESERVE: the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

PRESSURE LEACHING: extracting a soluble metallic compound from an ore or concentrate by dissolving it in a chemical solvent, accelerated by means of increased temperature and pressure.

RAW COAL: coal that has been removed or exposed for removal from a mine, but has not been processed.

REFINERY: a plant in which metal or minerals are extracted from an ore or concentrate, or in which metallic products of a smelting process are refined to higher purity.

ROASTING: the treatment of sulphide ore or concentrate by heat and air, or oxygen-enriched air, in order to oxidize sulphides and remove other elements.

SEMI-AUTOGENOUS GRINDING (SAG): a method of grinding rock into fine particles in which the rock itself performs some of the function of a grinding medium, such as steel balls.

SHAFT: a vertical or inclined passageway to an underground mine through which a mine is worked, e.g., for ventilation, moving personnel, equipment, supplies and material, including ore and waste rock.

SLAG: a substance formed by way of chemical action and fusion at furnace operating temperatures: a by-product of the smelting process.

SMELTER: a plant in which concentrates are processed into an upgraded product by application of heat.

STOPE: an underground excavation formed by the extraction of ore.

STRIKE: the direction, course or bearing taken by a structural surface as it intersects the horizontal.

SULPHIDE: a mineral compound containing sulphur but no oxygen.

SUPERGENE: near-surface ore that has been subject to secondary enrichment by weathering.

SX-EW:   an   abbreviation   for  Solvent   Extraction  -   Electrowinning,   a
hydrometallurgical process to produce cathode copper from leached copper ores.

SYNTHETIC CRUDE OIL: means crude oil produced by upgrading bitumen to a mixture of hydrocarbons similar to light crude oil produced either by the removal of carbon (coking) or the addition of hydrogen (hydrotreating) which alters the original hydrocarbon mark in the upgrading process.

TAILINGS: the effluent that remains after recoverable metals have been removed from the ore during processing.

THERMAL COAL: coal that is used primarily for its heating value and that tends not to have the carbonization properties possessed by metallurgical coals.

TREATMENT AND REFINING CHARGES: the charge a mine pays to a smelter to cover the cost of conversion of concentrates into refined metal.

TV:BIP: means a measure of the total volume mined relative to the bitumen in-place and expressed as cubic metres of material mined per cubic metre of bitumen.

UPGRADING:  means the process of converting bitumen into synthetic crude oil.

                              CORPORATE STRUCTURE


NAME, ADDRESS AND INCORPORATION

Teck Cominco Limited, previously Teck Corporation, was continued under the Canada Business Corporations Act in 1978. It is the continuing company resulting from the merger in 1963 of the interests of The Teck-Hughes Gold Mines Ltd., Lamaque Gold Mines Limited and Canadian Devonian Petroleum Ltd., companies incorporated in 1913, 1937 and 1951 respectively. Over the years, several other reorganizations have been undertaken. These include our merger with Brameda Resources Limited and The Yukon Consolidated Gold Corporation in 1979, the merger with Highmont Mining Corporation and Iso Mines Limited in 1979, the consolidation with Afton Mines Ltd. in 1981, the merger with Copperfields Mining Corporation in 1983, and the merger with Cominco Ltd. in 2001. On July 23, 2001, Cominco Ltd. changed its name to Teck Cominco Metals Ltd. and on September 12, 2001, we changed our name to Teck Cominco Limited. On January 1, 2008, we amalgamated with our wholly-owned subsidiary, Aur Resources Inc., by way of vertical short form amalgamation under the name Teck Cominco Limited.

Since 1978, the Articles of the Company have been amended on several occasions to provide for various series of preferred shares and other corporate purposes. On January 19, 1988, our Articles were amended to provide for the subdivision of our Class A common shares and Class B subordinate voting shares on a two-for-one basis. On September 12, 2001, the Articles were amended to effect the name change described above and to convert each outstanding Class A common share into one new Class A common share and 0.2 Class B subordinate voting shares and to enact "coattail" takeover bid protection in favour of the Class B subordinate voting shares. Effective May 7, 2007, our Articles were amended to subdivide our Class A common shares and Class B subordinate voting shares on a two-for-one basis. See "Description of Capital Structure" at page 46 of this Annual Information Form for a description of the attributes of the Class A common shares and Class B subordinate voting shares.

The registered and principal offices of Teck Cominco are located at 200 Burrard Street, Vancouver, British Columbia.


INTERCORPORATE RELATIONSHIPS

Our financial statements consolidate the accounts of all of our subsidiaries. Our material subsidiaries as at December 31, 2007 that are wholly-owned are listed below. Indentation indicates that the voting securities of the relevant subsidiary are held by the subsidiary listed immediately above.

                                        JURISDICTION OF INCORPORATION/FORMATION/
COMPANY NAME                                         CONTINUATION
-------------------------------------------------------------------------------
AurCay Holdings Inc.                             Cayman Islands

Canada Tungsten (Cayman) Inc.                    Cayman Islands

Teck Financial Ltd.                                  Bermuda

Teck Base Metals Ltd.                                Bermuda

Teck Cominco Metals Ltd.                             Canada

Teck Cominco Coal Partnership                        Canada

Cominco Mining Partnership                      British Columbia
     Teck Cominco American Incorporated        Washington, U.S.A.
         Teck Cominco Alaska Incorporated        Alaska, U.S.A.


Teck Cominco Limited - 2007 Annual Information Form                     Page 1

                                        JURISDICTION OF INCORPORATION/FORMATION/
COMPANY NAME                                         CONTINUATION
-------------------------------------------------------------------------------
Teck-Hemlo Inc.                                      Ontario

Teck Gold Limited                                    Canada

Teck-Pogo Inc.                                   Alaska, U.S.A.

Teck Resources Inc.                             Colorado, U.S.A.
===============================================================================

In addition to the wholly-owned subsidiaries listed above, we own, directly or indirectly:

(i)    a 97.5% partnership interest in the Highland Valley Copper partnership;

(ii)   a  20%  limited  partnership  interest  in  Fort  Hills  Energy  Limited
       Partnership;

(iii) through Teck Cominco Coal Partnership, a 40% partnership interest in the Elk Valley Coal Partnership;

(iv)   a 19.95% interest in Fording Canadian Coal Trust ("FCCT");

(v) through AurCay Holdings Inc., a 76.5% interest in Compania Minera Quebrada Blanca S.A.;

(vi) through AurCay Holdings Inc. and Canada Tungsten (Cayman) Inc., a 90% interest in Carmen de Andacollo S.A.;

(vii) through Teck Base Metals Ltd., a 22.5% indirect share interest in Compania Minera de Antamina S.A., which owns the Antamina copper zinc mine in Peru; and

(viii) a 50% ordinary share interest in Lennard Shelf Pty Ltd., which owns the Lennard Shelf zinc operation in Western Australia.


                      GENERAL DEVELOPMENT OF THE BUSINESS

THREE-YEAR HISTORY

2005

In 2005, prices for our principal products increased in comparison to 2004. LME cash zinc and copper prices averaged US$0.63 and US$1.67 per pound respectively compared with US$0.48 and US$1.30 in 2004. Published molybdenum prices increased to an average of US$32 per pound in 2005 up from US$19 per pound in 2004. Realized coal prices increased dramatically from US$52 per tonne to US$99 per tonne in 2005. Higher prices significantly improved earnings and cash flows at all of our major operations, although results at Canadian operations were somewhat adversely affected by a weaker US dollar.

In April 2005, we announced that we were increasing the semi-annual dividend payable to shareholders of record on June 30, 2005 from $0.20 to $0.40 per share.

Teck Cominco Limited - 2007 Annual Information Form                     Page 2

In April 2005, Donald R. Lindsay was appointed our President and Chief Executive Officer, succeeding David Thompson and in October 2005, Ronald A. Millos was appointed Senior Vice President, Finance and Chief Financial Officer, succeeding John Taylor.

In November 2005, pursuant to an agreement with UTS Energy Corporation ("UTS") and Petro-Canada, we subscribed for a 15% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in Alberta, Canada.

Construction of the Pogo project in Alaska progressed to substantial completion by the end of 2005. In September 2005 we announced that we would extend the life of the Highland Valley copper mine by 5 years to 2013.

In September 2005 we issued US$300 million aggregate principal amount of ten year notes and US$700 million aggregate principal amount of 30 year notes. The net proceeds of the offering were used to repay indebtedness maturing in 2006 and to fund new investment opportunities, including our investment in the Fort Hills oil sands project, and for general corporate purposes.

Our cash and temporary investments at December 31, 2005 was $3.1 billion against long term debt of $1.7 billion including the current portion of long term debt, excluding our exchangeable debentures.

2006

Prices for our principal products increased further in 2006. LME cash zinc and copper prices averaged US$1.49 and US$3.05 per pound respectively compared with US$0.63 and US$1.67 in 2005. Molybdenum prices declined somewhat to US$25 per pound compared to US$32 per pound in 2005. Realized coal prices increased from US$99 per tonne to US$113 per tonne in 2006. Revenues increased significantly over 2005, due mainly to substantially higher copper and zinc prices and higher refined metal sales from the Trail operations. Commodity price increases were offset somewhat by a weaker U.S. dollar.

In April 2006, we announced that we were further increasing the semi-annual dividend on our Class A common and Class B subordinate voting shares, commencing with the dividend payable to shareholders of record on June 19, 2006, from $0.40 per share to $1.00 per share.

On May 8, 2006, we announced an offer to acquire all of the outstanding common shares of Inco Limited. We subsequently amended and extended our offer. The offer expired on August 17, 2006 when insufficient shares were tendered to satisfy the minimum tender condition. In December 2006, we tendered all of our Inco shares to a competing bid for cash proceeds of $770 million. After the settlement of our Inco exchangeable debentures and payment of transaction costs related to our offer for Inco, our pre-tax gain on the disposition of our investment in Inco was $120 million.

On June 29, 2006, our Class B subordinate voting shares were listed on the New York Stock Exchange under the ticker symbol "TCK".

In January 2006, Ronald J. Vance was appointed our Senior Vice President, Corporate Development. In May 2006, Peter G. Kukielski was appointed our Executive Vice President and Chief Operating Officer and in August 2006, Boyd Payne was appointed President and Chief Executive Officer of Elk Valley Coal Partnership.

During the year, new collective agreements were entered into at the Line Creek, Elkview and Fording River coal mines, the Antamina copper, zinc mine in Peru and the Highland Valley copper mine.

Teck Cominco Limited - 2007 Annual Information Form                     Page 3

In June 2006, we completed the exchange of approximately $112 million principal amount of exchangeable debentures due 2024 and issued 11,489,368 Class B subordinate voting shares in connection with the transaction.

Our cash and temporary investments as at December 31, 2006 were $5.3 billion and long-term debt was $1.5 billion.

2007

In 2007, prices for our principal products mainly declined during the year, although annual average prices for zinc and copper were relatively unchanged at US$1.47 and US$3.23 per pound, respectively, compared with US$1.49 and US$3.05 in 2006. The lead price increased substantially to an average of US$1.17 per pound compared with US$0.59 in 2006. Realized coal prices decreased from US$113 per tonne to US$98 per tonne in 2007. A weaker U.S. dollar adversely affected our revenues.

On April 19, 2007, we announced that we had agreed with UTS Energy Corporation to acquire a 50% interest in an Alberta oil sands lease known as "Lease 14" for a purchase price based on a value of $1.00 per barrel of recoverable bitumen as determined by an independent estimate. In December 2007, the purchase price for our 50% interest was confirmed to be $200 million. During 2007 we also acquired a 50% interest in other oil sands leases in joint venture with UTS. At year end, we had a 50% interest in oil sands leases totaling approximately 285,000 acres (in addition to those held by the Fort Hills Energy Limited Partnership).

Effective May 7, 2007, our Class A common shares and Class B subordinate voting shares were subdivided on a two-for-one basis.

On May 23, 2007, we announced the formation of a partnership to develop the Galore Creek copper-gold mine in northwestern British Columbia. To earn our 50% interest in the Galore Creek Partnership, we agreed to fund $528 million in construction costs. Construction activities at the project were suspended in the fourth quarter of 2007 as a result of our review of the first season of construction and a more detailed engineering study that predicted substantially higher capital costs and a longer construction schedule for the project. By agreement with our partner, NovaGold Resources Inc., at the time of the suspension, our funding obligations in connection with the project were amended.

On July 3, 2007, we announced a friendly $4.1 billion cash and share offer to acquire all of the outstanding shares of Aur Resources Inc. ("Aur"), a Canadian-based copper producer with operating mines in Chile and Canada. On August 22, 2007, we acquired approximately 93% of the outstanding shares of Aur. On September 28, 2007, we acquired the remaining Aur shares by way of compulsory acquisition under the CANADA BUSINESS CORPORATIONS ACT, and effective January 1, 2008, Aur amalgamated with Teck Cominco Limited under the name "Teck Cominco Limited".

In August 2007, Tim Watson was appointed our Senior Vice President, Project Development.

In September 2007, we agreed with UTS Energy Corporation and Petro-Canada to subscribe for an additional 5% interest in the Fort Hills Energy Limited Partnership by funding an additional $375 million of partnership expenditures beyond our current earn-in obligations. As a result, we own a 20% interest in the partnership. We will satisfy the subscription price for the additional interest by contributing 27.5% of Fort Hills project expenditures after project spending reaches $2.5 billion and before project spending reaches $7.5 billion.

Teck Cominco Limited - 2007 Annual Information Form                     Page 4

On September 24, 2007, we announced our indirect acquisition of 16.65 million units of FCCT, representing approximately 11.25% of the outstanding units, for cash consideration of $599 million. This increased our interest in FCCT to approximately 19.95%. We must pay additional amounts to the vendor if prior to July 31, 2008 we make an offer or announce an intention to acquire more than 50% of the outstanding FCCT units, and a transaction is subsequently completed, or if we sell FCCT units, in either case at a price in excess of $36 per unit.

Our cash and temporary investments as at December 31, 2007 were $1.4 billion as against long term debt of $1.5 billion.


SIGNIFICANT ACQUISITIONS

On July 3, 2007, we announced an agreement with Aur to make a board supported $41 per share, $4.1 billion cash and share offer to acquire all of the outstanding shares of Aur. The offer was unanimously supported by the Aur board of directors. On August 22, 2007, we took up and paid for approximately 93% of the outstanding Aur shares. On September 28, 2007, we completed a compulsory acquisition of the remaining Aur shares pursuant to the CANADA BUSINESS CORPORATIONS ACT. Aur's principal assets are three operating mines: the Quebrada Blanca and Andacollo copper mines located in Chile and the Duck Pond copper-zinc mine located in Newfoundland, Canada. On October 29, 2007, we filed a Business Acquisition Report on Form 51-102F4 in respect of the acquisition.


                          DESCRIPTION OF THE BUSINESS

GENERAL

Teck Cominco is engaged primarily in the exploration for, and the development and production of, natural resources. We have interests in the following principal mining and processing operations as at March 3, 2008:

                         TYPE OF OPERATION JURISDICTION
-------------------------------------------------------------------------------
Antamina                      Copper/Zinc Mine              Ancash, Peru
Highland Valley            Copper/Molybdenum Mine     British Columbia, Canada
Quebrada Blanca                  Copper Mine                   Chile
Andacollo                        Copper Mine                   Chile
Duck Pond                     Copper/Zinc Mine          Newfoundland, Canada
Trail                        Zinc/Lead Refinery       British Columbia, Canada
Red Dog                        Zinc/Lead Mine               Alaska, USA
Pend Oreille                   Zinc/Lead Mine             Washington, USA
Lennard Shelf                  Zinc/Lead Mine            Western Australia
Elkview                           Coal Mine           British Columbia, Canada
Fording River                     Coal Mine           British Columbia, Canada
Greenhills                        Coal Mine           British Columbia, Canada
Coal Mountain                     Coal Mine           British Columbia, Canada
Line Creek                        Coal Mine           British Columbia, Canada
Cardinal River                    Coal Mine               Alberta, Canada
David Bell/Williams               Gold Mine               Ontario, Canada
Pogo                              Gold Mine                 Alaska, USA

Our principal products are copper concentrate and copper cathode, metallurgical coal and gold, as well as zinc concentrate and refined zinc. Molybdenum is a significant by-product of our copper operations and lead is a significant by-product of our zinc operations. Other products include silver, various specialty metals, chemicals and fertilizers. We also sell electrical power that is surplus to our requirements at the Trail metallurgical operations. We have a

Teck Cominco Limited - 2007 Annual Information Form                     Page 5

20% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in Alberta, and a 50% interest in certain other oil sands leases in Alberta at various stages of exploration.

The following table sets out our revenue by product for each of our last two financial years:

REVENUE BY PRODUCT

  PRODUCT                          2007                   2006

                        $(MILLIONS)    %      $(MILLIONS)     %
  --------------------------------------------------------------

  Copper (1)                1,753                 1,875     29%
  Zinc (2)                  1,989                 2,191     34%
  Coal                        951                 1,177     18%
  Other (3)                 1,678                 1,296     19%
  TOTAL                     6,371                 6,539    100%

  (1)   Copper revenues include sales of copper concentrate and cathode copper

  (2)   Zinc revenues include sales of refined zinc and zinc concentrate

  (3) Other revenues include sales of gold, silver, lead, molybdenum, various specialty metals, chemicals, fertilizer and electrical power

PRODUCT SUMMARY

Copper

We produce both copper concentrates and cathode copper. Our principal market for copper concentrates is Asia, with lesser amounts sold in Europe and North America. Copper concentrates produced at Highland Valley Copper are distributed to customers in Asia by rail to a storage facility in Vancouver, British Columbia, and from there by ship. Copper concentrates produced at Antamina are transported by a slurry pipeline to a port at Huarmey, Peru and from there by ship to customers in Europe, Asia and North America. Copper cathode from our Quebrada Blanca and Andacollo mines is trucked from the mines and sold in the spot market.

The copper business is cyclical. Treatment charges rise and fall depending upon the supply of copper concentrates in the market and the demand for custom copper concentrates by the copper smelting and refining industry.

Zinc

Our principal markets for zinc concentrates are Asia and Europe. Approximately 25% of Red Dog's concentrate production is sold to our metallurgical operations at Trail, BC. The balance of Red Dog's production is distributed to customers in Europe and Asia by ship.

Our principal markets for refined zinc are the United States and Asia. Refined zinc produced at Trail is distributed to customers in the United States by rail and/or truck and to customers in Asia by ship.

All of our revenues from sales of refined zinc and zinc concentrates (other than zinc concentrates produced at our mines and treated at Trail) are derived from sales to third parties. We strive to differentiate our products by producing the alloys, sizes and shapes best suited to our major customers' needs.

Teck Cominco Limited - 2007 Annual Information Form                     Page 6

All of the zinc and lead concentrates produced by our Pend Oreille mine in Washington State are shipped by truck to the Trail metallurgical operations. Trail's supply of zinc and lead concentrates other than those sourced from our own mines is provided through long-term and spot contracts with mine producers in North America, South America and Australia.

We have substantial long-term frame contracts for the sale of zinc concentrates from the Red Dog mine to customers in Asia and Europe. A portion of Red Dog concentrates are processed at Trail.

Treatment and refining charges rise and fall depending upon the supply of zinc concentrates in the market and the demand for custom zinc concentrates by the zinc smelting and refining industry.

Metallurgical Coal

Our principal markets for metallurgical coal are the hard coking coal markets in Asia and Europe. Processed coal is shipped by rail to the Westshore and Neptune Terminals in the lower mainland of British Columbia and from there by ship to customers, or directly by rail to North American customers or by rail and ship through Thunder Bay Terminals in Thunder Bay, Ontario. Rail service to the five Elk Valley mines is provided by Canadian Pacific Railway, and Canadian National Railway provides rail service to the Cardinal River mine in central Alberta.

Substantially all of Elk Valley Coal's production is sold under evergreen or long-term agreements with coal prices that are negotiated annually.

Elk Valley Coal competes primarily with producers in Australia and the United States. The supply of coal in global markets and the demand for hard coking coal among world steel producers has historically provided for a competitive seaborne market. Coal pricing is generally established in US dollars and the competitive positioning among producers can be significantly affected by exchange rates. The competitive position of Elk Valley Coal continues to be determined primarily by the quality of its various coal products and its reputation as a reliable supplier, as well as by its production and transportation costs compared to other producers throughout the world.

The seaborne hard coking coal markets are cyclical in nature. Over-supply in the years 1997 - 2000 and the economic downturn in a number of Asian countries caused prices to drop by more than 30%. Demand strengthened in 2003 and prices strengthened significantly through 2004 and 2005. In 2006 and 2007 hard coking coal prices moderated slightly from record levels in 2005, in part due to substitution by consumers of lower quality coking coals for hard coking coal. While coal contracts for the 2008 contract year have not been finalized, current market sentiment indicates that U.S. dollar coal prices may increase significantly in comparison to 2007.


INDIVIDUAL OPERATIONS

COPPER

Copper Operations

ANTAMINA MINE, PERU (COPPER, ZINC)

We own indirectly 22.5% of the Antamina copper, zinc project in Peru, with the balance held indirectly by BHP Billiton (33.75%), Xstrata plc (33.75%) and Mitsubishi Corporation (10%). The participants' interests are represented by

Teck Cominco Limited - 2007 Annual Information Form                     Page 7
shares of Compania Minera Antamina S.A. ("CMA"), the Peruvian company that owns and operates the project. Our interest is subject to a net profits royalty of 1.667% on the project's free cash flow after recovery of capital costs and an interest factor on 60% of project expenditures.

The Antamina project property consists of numerous mining concessions and mining claims (including surface rights) covering an area of approximately 14,000 hectares. CMA also owns a port facility located at Huarmey and an electrical substation located at Huallanca. In addition, CMA holds title to all easements and rights of way for the 302 kilometre concentrate pipeline from the mine to CMA's port at Huarmey.

The deposit is located at an average elevation of 4,200 metres, 385 kilometres by road and 270 kilometres by air north of Lima, Peru. Antamina lies on the eastern side of the Western Cordillera in the upper part of the Rio Maranon basin, a tributary of the Amazon River.

The mine is an open pit, truck/shovel operation. The ore is crushed at the rim of the pit and conveyed through a 2.7 kilometre tunnel to a coarse ore stockpile at the mill. It is then processed utilizing a SAG mill, followed by ball mill, grinding and flotation to produce separate copper, zinc, molybdenum and lead/bismuth concentrates. A 302 kilometre long slurry concentrate pipeline, approximately 22 centimetres in diameter, with a single pump station at the minesite transports copper and zinc concentrates to the port where they are dewatered and stored prior to loading onto vessels for shipment to refineries and smelters world-wide.

Power for the mine is taken from the Peru national energy grid through an electrical substation constructed at Huallanca. Water requirements are sourced from a dam-created reservoir upstream from the tailings impoundment facility. The tailings impoundment facility is located next to the mill and waste dumps are located adjacent to the pit. Fresh water from mill operations is collected and contained in the tailings impoundment area. Mill process water is reclaimed from the tailings pond. The operation is subject to water and air permits issued by the Government of Peru and is in material compliance with those permits. The operation holds all of the permits that are material to its operations.

The Antamina polymetallic deposit is skarn hosted. It is unusual in its persistent mineralization and predictable zonation, and has a SW-SE strike length of more than 2,500 metres and a width of up to 1,000 metres. The deposit is located mainly between elevation 4,350 and 3,790 metres, but outcrops up to elevation 4,650 metres. The deepest drill hole, which terminated at 3,632 metres elevation, was still in mineralized skarn. The skarn is well zoned symmetrically on either side of the central intrusion with the zoning used as the basis for four major subdivisions being a brown garnet skarn, green garnet skarn, wollastonite/diopside/green garnet skarn and a marbleized limestone with veins or mantos of wollastonite. Other types of skarn, including the massive sulphides, massive magnetite, and chlorite skarn, represent the remainder of the skarn and are randomly distributed throughout the deposit. The variability of ore types can result in significant changes in the relative proportions of copper and zinc produced in any given year.

Proven and probable reserves are sufficient for a remaining mine life at current production rates of approximately 13.5 years. Drilling in 2007 further defined resources outside the current pit boundary that may serve to extend the mine life.

Antamina has entered into long-term copper and zinc concentrate agreements with major smelting companies and refineries which in aggregate account for over 85% of the mine's production of copper and zinc concentrates. The price of copper and zinc concentrate under these long-term sales agreements is based on LME prices during quotational periods determined with reference to the time of delivery, with treatment and refining charges negotiated with reference to

Teck Cominco Limited - 2007 Annual Information Form                     Page 8
current world market terms. The remaining copper and zinc concentrate is sold to affiliates of the Antamina project sponsors. Molybdenum concentrates are sold to third party refiners on market terms.

HIGHLAND VALLEY MINE, CANADA (COPPER)

We have an aggregate 97.5% partnership interest in the Highland Valley copper mine located near Kamloops, British Columbia. The remaining 2.5% is held indirectly by third parties through their interests in Highmont Mining Company. Highland Valley is also a significant producer of molybdenum.

Our current interest is held through an 11.4% direct interest in the Highland Valley Copper Partnership ("HVC") and a 50.001% interest in the Highmont Partnership, which holds a 5% interest in HVC. Our remaining 83.6% interest is held directly and indirectly through Teck Cominco Metals. The property comprising the Highland Valley Copper mine consists of mineral leases, mineral claims and crown grants which will be kept in good standing beyond the shutdown of operations. The mine covers a surface area of approximately 34,000 hectares and HVC holds the surface rights to that area pursuant to various leases, claims and licenses.

The Highland Valley mine is located adjacent to a highway connecting Merritt, Logan Lake, and Ashcroft, British Columbia. The mine itself is approximately 80 kilometres southwest of Kamloops, and approximately 200 kilometres northeast of Vancouver. The mine operates throughout the year. Power is supplied by B.C. Hydro through a 138kv line which terminates at the Trans Canada Highway west of Spuzzum in the Thompson Valley. Mine personnel live in nearby areas, primarily Logan Lake, Kamloops, Ashcroft, Cache Creek, and Merritt.

The mine is an open pit operation. The mill, which uses semi-autogenous grinding and conventional flotation to produce metal in concentrate from the ore, has the capacity to process 136,000 tonnes of ore per day. Water from mill operations is collected and contained in a tailings impoundment area. Mill process water is reclaimed from the tailings pond. The operation is subject to water and air permits issued by the Province of British Columbia and is in material compliance with those permits. The operation holds all of the permits that are material to its operations.

Ore is mined from two main sources, the Lornex and Valley pits, as well as from the Highmont pit. These are located in the Guichon Batholith which hosts all of the ore bodies located in the area. The Lornex ore body occurs in Skeena Quartz Diorite host rock, intruded by younger pre-mineral Quartz Porphyry and Aplite Dykes. The Skeena Quartz Diorite is an intermediate phase of the Guichon Batholith and is generally a medium to coarse grained equigranular rock distinguished by interstitial quartz and moderate ferromagnesian minerals. The sulphide ore is primarily fracture fillings of chalcopyrite, bornite and molybdenite with minor pyrite, magnetite, sphalerite and galena.

The host rocks of the Valley deposit are mainly porphyritic quartz monzonites and granodiorites of the Bethsaida phase of the Batholith. These rocks are medium to coarse-grained with large phenocrysts of quartz and biotite. The rocks of the deposit were subjected to hydrothermal alteration followed by extensive quartz veining, quartz-sericite veining, and silicification. Bornite, chalcopyrite and molybdenum were introduced with the quartz and quartz-sericite veins and typically fill angular openings in them. Accessory minerals consist of hornblende, magnetite, hematite, sphene, apatite and zircon. Pre-mineral porphyry and aplite dykes intrude the host rocks of the deposit.

In February 2007 we announced that we would proceed with a plan to extend the mine life of Highland Valley Copper by approximately 6 years to 2019. The capital cost associated with the mine life extension is approximately $300 million, which includes approximately $170 million of incremental stripping and

Teck Cominco Limited - 2007 Annual Information Form                     Page 9

$130 million for additional mining equipment. Two in-pit crushers in the Valley pit were successfully relocated in 2007. Copper concentrate production over the extension period is expected to average approximately 295,000 tonnes per annum. During a transitional period of higher strip ratios and lower grades, concentrate production will decline. Molybdenum production is expected to range from 3 million to 8 million pounds per annum, averaging 5.3 million pounds over the remaining mine life. Head grades for the remaining mine life are expected to average 0.353% copper at a strip ratio of 0.4:1.

Concentrates are transported by rail to customers in North America and to a port in Vancouver for export overseas, with the majority being sold under long-term sales contracts to smelters in several countries. Treatment and refining charges under long term contracts are negotiated annually on a "brick" system, under which annual negotiated treatment charges are averaged with prior years' terms. The balance is sold on the spot market.

QUEBRADA BLANCA MINE, CHILE (COPPER)

The Quebrada Blanca property is owned by a Chilean private company, Compania Minera Quebrada Blanca S.A. ("CMQB"). We own 90% of the Series A shares of CMQB. Inversiones Mineras S.A. ("IMSA"), a Chilean private company, owns 10% of the Series A shares and 100% of the Series C shares of CMQB. Empresa Nacional de Minera ("ENAMI"), a Chilean government entity, owns 100% of the Series B shares of CMQB. When combined with the Series B and Series C shares of CMQB, our 90% holding of the Series A shares equates to a 76.5% interest in CMQB's total share equity.

CMQB owns the exploitation and/or exploration rights over an area of approximately 80 square km in the immediate area of the Quebrada Blanca deposit pursuant to various mining concessions and other rights. In addition, CMQB owns surface rights covering the mine site and other areas aggregating approximately 3,150 hectares as well as certain other exploration rights in the surrounding area and certain water rights.

The Quebrada Blanca mine is located in northern Chile approximately 170 km southeast of the port city of Iquique and 1,500 km north of the city of Santiago, the capital of Chile. Access to the mine site is via road from Iquique.

Quebrada Blanca is an open pit mine that produces an average of 22,000 tonnes per day of heap leach ore and 39,000 tonnes per day of lower grade dump leach ore. Copper bearing solutions are collected from the heap and dump leach pads for processing in an SX-EW plant which produces copper cathode. The SX-EW plant has a design capacity of approximately 75,000 tonnes of copper cathode per year, but has been producing at a rate above this nameplate capacity. Copper cathode is trucked to Iquique for shipment to purchasers. Approximately 97% of the cathode produced by CMQB in 2007 was London Metal Exchange ("LME") grade A quality.

The Quebrada Blanca orebody is a porphyry copper deposit located in a 30-40 km wide belt of volcanic and sedimentary rocks which contains a number of the world's largest copper mines including Collahuasi (10 km to the east) and Chuquicamata (190 km to the south). All of these deposits are spatially related to a major north-south fault, the West Fissure Fault, or to splays off this fault.

The Quebrada Blanca orebody occurs within a 2 km x 5 km quartz monzonite intrusive stock. Supergene enrichment processes have dissolved and redeposited primary (hypogene) chalcopyrite as a blanket of supergene copper sulphides, the most important being chalcocite and covellite, with lesser copper oxides/silicates such as chrysocolla in the oxide zone. The supergene mineralization averages 80 metres in thickness and is, for the most part, overlain by a 100 metre thick, low grade or waste leached cap and unmineralized rock and gravels. Irregular transition zones, with (locally) faulted contacts separate the higher and lower grade supergene/dump leach ores from the leached cap and hypogene zones.

Teck Cominco Limited - 2007 Annual Information Form                     Page 10

Approximately 500 tonnes per month of copper cathode is sold pursuant to a frame agreement with a metals trading entity. The remaining copper cathode is sold on the spot market.

In late 2007,  we  completed  a 200 metre  spaced  drill  program to define the hypogene mineralization exposed in the bottom of the current open pit at Quebrada Blanca. On March 3, 2008, we announced the completion of an estimate of an inferred resource for the hypogene mineralization (see "Mineral Reserves and Resources"). Copper grade continuity in the mine area has been confirmed in all holes completed to date terminate in mineralization, leaving the deposit open at depth. The lateral extent of the deposit remains undefined. Quebrada Blanca plans to drill a further 25,000 to 30,000 metres in the hypogene deposit in 2008. Development and exploitation of the hypogene resource would require construction of a concentrator, tailings facility and associated infrastructure. Development of the hypogene deposit will require various environmental and other permits and governmental authorizations, and may require additional water rights. Additional drilling and engineering studies are underway.

ANDACOLLO MINE, CHILE (COPPER)

The Andacollo property is owned by a Chilean private company, Compania Minera Carmen de Andacollo ("CDA"). We own 100% of the Series A shares of CDA while ENAMI owns 100% of the Series B shares of CDA. Our Series A shares of CDA and the Series B shares, respectively, equate to 90% and 10% of CDA's total share equity.

CDA owns the exploitation and/or exploration rights over an area of approximately 206 square km in the area of the Andacollo supergene and hypogene deposits pursuant to various mining concessions and other rights. In addition, CDA owns the surface rights covering the mine site and other areas aggregating approximately 21 square km as well as certain water rights. CDA has, since 1996, been conducting mining operations on the supergene deposit on the Andacollo property which overlies the hypogene deposit.

The Andacollo property is located in Coquimbo Province in central Chile. The site is adjacent to the town of Andacollo, approximately 55 km southeast of the city of La Serena and 350 km north of Santiago. Access to the Andacollo mine is by paved roads from La Serena. The mine is located near the southern limit of the Atacama Desert at an elevation of approximately 1,000 metres. The climate around Andacollo is transitional between the desert climate of northern Chile and the Mediterranean climate of the Santiago area.

The Andacollo mine is an open pit mine producing approximately 10,500 tonnes of ore per day. Ore is transported to heap leach pads with a certain amount of lower grade ore being processed through dump leaching. Copper bearing solutions are processed in an SX-EW plant to produce LME grade A copper cathode.

The Andacollo orebody is a porphyry copper deposit consisting of disseminated and fracture-controlled copper mineralization contained within a gently dipping sequence of andesitic to trachytic volcanic rocks and sub-volcanic intrusions. The mineralization is spatially related to a feldspar porphyry intrusion and a series of deeply rooted fault structures. A primary copper-gold sulphide deposit (the "Hypogene Deposit") containing principally disseminated and quartz vein hosted chalcopyrite mineralization lies beneath the supergene deposit. The Hypogene Deposit was subjected to surface weathering processes resulting in the formation of a barren leached zone from 10 to 60 metres thick. The original copper sulphides leached from this zone were re-deposited below the barren leached zone as a copper-rich zone comprised of copper silicates (chrysocolla) and supergene copper sulphides (chalcocite with lesser covellite).

Teck Cominco Limited - 2007 Annual Information Form                     Page 11

Approximately 1,200 tonnes per month of copper cathode produced by Andacollo in 2007 has been sold to a metal trading entity pursuant to a frame contract. The remaining Andacollo copper cathode production is sold in the spot market.

Andacollo is currently mining supergene mineralization. A hypogene deposit beneath the supergene deposit is being developed, with production start-up scheduled for 2010, allowing for an expected additional 21 year mine life. The current capital cost estimate for the project, consisting primarily of a concentrator and tailings facility, is approximately US$380 million based on an exchange rate of US$1.00 = $535 Chilean pesos. Over the first 10 years of the project, production is expected to be 81,000 tonnes of copper and 66,000 ounces of gold in concentrate annually. Cathode copper production from the supergene deposit is scheduled to cease in 2010, but studies are underway to potentially extend production for a further two years to 2012.

DUCK POND MINE

We hold a 100% interest in the Duck Pond copper-zinc property located in central Newfoundland. We are required to pay a former owner of the property a 2% net smelter returns royalty on production from the property. The Duck Pond mine achieved commercial production on April 1, 2007.

The Duck Pond property is located in central Newfoundland approximately 100 km southwest of the city of Grand Falls-Windsor. The property covers 12,847 hectares and is held under various mining and surface leases, mineral licenses and contractual mining rights.

The Duck Pond deposit is a relatively flat-lying Cambrian-age, volcanogenic massive sulphide (VMS) lens enriched in copper and zinc with lesser lead, silver and gold.

The Duck Pond deposit is to be mined through combination of open pit and underground mining methods. Production is expected to average 41 million pounds of copper, 76 million pounds of zinc, 574,000 ounces of silver and 5,000 ounces of gold annually during the period from 2007 to 2011, based on existing reserves. Conventional flotation produces copper and zinc concentrates that are trucked to the port of St. Georges on the west coast of Newfoundland.

Copper and zinc concentrates produced at the Duck Pond mine are sold to Xstrata plc under life of mine concentrate sales agreements.

Copper Projects

GALORE CREEK

We have a 50% interest in a partnership formed in 2007 to develop the Galore Creek copper project in northwestern British Columbia. NovaGold Resources Inc. ("NovaGold") holds the other 50% of the partnership. Galore Creek is a major copper/gold resource. Construction activities on the project were suspended in the fourth quarter of 2007 as a result of our review of the first season of construction and a more extensive and detailed engineering study that anticipated substantially higher capital costs and a longer construction schedule for the project than previously anticipated. By agreement with NovaGold at the time of the suspension, our funding obligations in connection with the project were amended. In addition to $264 million invested by us in the Galore Creek partnership as of the suspension date, we are obliged to fund two-thirds of the next $100 million of project costs (other than project study costs described below). Thereafter, each partner will fund its pro rata share of partnership costs. In addition, we have agreed to invest an additional $72 million in the partnership over the five years from the date of suspension to be used principally to reassess the project and evaluate alternative

Teck Cominco Limited - 2007 Annual Information Form                     Page 12
development strategies. Demobilization activities are underway to place the project on care and maintenance while this work is ongoing.

PETAQUILLA

We have the right to acquire a 26% equity interest in Minera Petaquilla S.A. ("MPSA"), the Panamanian company that holds concession rights to the Petaquilla copper deposit in Panama, a major copper porphyry ore body. In order to earn our equity interest, we must commit prior to March 31, 2008 to participate in work plans and budgets leading to commercial production and to fund or arrange funding of development costs on behalf of Petaquilla Copper Ltd., a 52% shareholder in MPSA. Inmet Mining Corporation holds the remaining 48% share interest in MPSA. If we fund development costs on behalf of Petaquilla Copper, we will recoup amounts funded plus interest at U.S. prime plus 2% per annum, prior to any distributions to Petaquilla Copper. In lieu of receiving funding from us, Petaquilla Copper may elect, within 30 days of our production commitment, to finance all or part of the development costs for its 26% equity interest in MPSA.

On February 8, 2008, we announced, along with Petaquilla Copper and Inmet Mining, the results of an interim report on the FEED study being conducted on the Petaquilla project. The interim report estimated that the capital cost required to develop Petaquilla would be US$3.5 billion (including a contingency of US$515 million but not including working capital and escalation). We are continuing to work on the FEED study and are evaluating opportunities to reduce capital costs from the interim FEED study estimate. We are evaluating our options in relation to the election required of us under the MPSA Shareholders Agreement.

SAN NICOLAS PROJECT, MEXICO (COPPER, ZINC)

The San Nicolas property, which is located in Zacatecas State, Mexico, is a major massive sulphide deposit containing copper, zinc, gold and silver. The property is held by Minas de San Nicolas S.A. de C.V. ("MSN"), which is owned 40% directly by us and 60% by Minera Tama S.A. de C.V. ("Tama"). Tama in turn is owned 65% by us and 35% by Western Copper Holdings Ltd. (now a subsidiary of Goldcorp Inc.) resulting in our holding a net 79% interest in the property. Our interest may vary depending on certain financing elections the parties may make under the agreements governing the project. The project is being held on a care and maintenance basis.

ZINC

Mining Operations

RED DOG MINE, UNITED STATES (ZINC, LEAD)

The Red Dog zinc-lead mine, concentrator and shipping facility in the Northwest Arctic Borough near Kotzebue, Alaska, commenced production in December 1989 and began shipping concentrates in July 1990. The Red Dog mine is 100% owned and operated by Teck Cominco Alaska Incorporated, subject to a royalty as described below.

The mining method employed is conventional drill and blast open pit mining. The main pit has an expected life of six years at current rates of production. Additional reserves have been identified in the vicinity of the processing facilities sufficient to extend the life of the operation by a further 18 years for a remaining mine life of 24 years. The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce zinc and lead concentrates.

Teck Cominco Limited - 2007 Annual Information Form                     Page 13

The mine and concentrator properties are leased from, and are being developed under the terms of a development and operating agreement with the NANA Regional Corporation, Inc. ("NANA"), a native Alaskan development corporation. Since the third quarter of 2007, we pay NANA a percentage of the net proceeds of production from the mine, starting at 25% and increasing to 50% by successive increments of 5% at five-year intervals. In addition to the royalties payable to NANA, the operation is subject to state and federal income taxes.

All contaminated water from the mine area and waste dumps is collected and contained in a tailings impoundment and seasonally discharged through a water treatment plant. Mill process water is reclaimed from the tailings pond. The mine and an associated port facility operate under effluent permits issued by the United States Environmental Protection Agency (the "EPA") and air permits issued by the State of Alaska. In 2007, the EPA withdrew the mine's recently renewed water discharge permit for procedural reasons. The previous permit has been extended pending the issuance of a new permit to be issued in connection with the permitting of the Aqqaluk deposit. The mine cannot meet an end-of-pipe discharge limit in that permit. It is, however, in material compliance with the provisions established by the EPA in the 2007 permit and with State water quality limits. Otherwise, the operation is in material compliance with all of its permits and related regulatory instruments and has obtained all of the permits that are material to its operations, although additional permits will be required in the future as mining extends beyond the main pit.

Red Dog is comprised of a number of sedimentary hosted exhalative (SEDEX) lead-zinc sulphide deposits hosted in Mississippian-age to Pennsylvanian-age sedimentary rocks. The orebodies are lens shaped and occur within structurally controlled (thrust faults) plates, are relatively flat-lying and are hosted by marine clastic rocks (shales, siltstones, turbidites) and lesser chert and carbonate rocks. Barite rock is common in and above the sulphide units. Silicification is the dominant alteration type.

The sulphide mineralization consists of semi-massive to massive sphalerite, pyrite, marcasite and galena. Common textures within the sulphide zone include massive, fragmental, veined and, rarely, sedimentary layering.

Approximately 25% of the zinc concentrate produced at Red Dog is shipped to our metallurgical facilities at Trail, British Columbia and the balance to customers in Asia and Europe. The lead concentrate production is also shipped to Trail and to customers in Asia and Europe. The majority of concentrate sales are pursuant to long-term contracts at market prices subject to annually negotiated treatment charges. The balance is sold on the spot market at prices based on prevailing market quotations. The shipping season at Red Dog is restricted to approximately 100 days per year because of sea ice conditions and Red Dog's sales are seasonal with the majority of sales in the last five months of each year. Concentrate is stockpiled at the port facility and is typically shipped between July and October.

PEND OREILLE MINE, UNITED STATES (ZINC, LEAD)

We own 100% of the Pend Oreille mine, near Metaline Falls, Washington, which began commercial production in early 2004. All of the concentrate from Pend Oreille is trucked to our Trail metallurgical operations for processing.

Pend Oreille holds all permits necessary for its operation and is in material compliance with these permits.

The Pend Oreille mine is a carbonate hosted zinc-lead ore body situated within the Metaline Formation in the southern portion of the Kootenay arc, an arcuate, narrow belt of sedimentary, volcanic and metamorphic rocks separating

Teck Cominco Limited - 2007 Annual Information Form                     Page 14

Precambrian metasediments to the east and Mesozoic volcanic and sedimentary units to the west. Metaline carbonates host the known zinc-lead deposits within the district.

Mineralization at the Pend Oreille mine is located within the Yellowhead horizon of the Metaline Formation, an intensely altered stratabound dolomitic solution breccia, which has been invaded and replaced by fine grained pyrite with lesser zinc and lead sulphides. The sulphide zone has relatively simple mineralogy. Sphalerite and galena are the two ore minerals of interest. Gangue minerals include pyrite, dolomite and calcite.

The Pend Oreille mine is an underground mine. The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce high quality zinc and lead concentrates. Annual mill throughput in 2007 was 638,000 tonnes of ore, producing 49,000 tonnes of zinc in concentrate and 8,300 tonnes of lead in concentrate. See "Mineral Reserves and Resources" at page 23 of this Annual Information Form.

PILLARA MINE, LENNARD SHELF, AUSTRALIA (ZINC)

We own a 50% share interest in Lennard Shelf Pty Ltd., which owns the Pillara underground mine in the Kimberly region of Western Australia, 2,600 kilometres northeast of Perth and 400 kilometres east of Broome along the Great Northern Highway. We acquired our interest in the Lennard Shelf mine in 2003, when the mine was placed on care and maintenance by a receiver acting for the vendor.
Mining operations resumed in 2007 following a $26 million redevelopment program. Concentrate shipments started in the second quarter of 2007.

The Pillara deposit consists of coarse-grained zinc-lead mineralization within limestones, typical of a Mississippi Valley type deposit. Mining at Pillara is by sublevel uphole benching. Ground conditions are generally good. Access to the mine is by a single entry decline which is used for access as well as ore and waste haulage to surface.

Zinc and lead concentrates are trucked 350 kilometres to Derby where they are loaded via a barge to ocean-going ships. Concentrates are sold under long-term contracts. Lennard Shelf holds all permits necessary for its operation and is in material compliance with those permits.

Refining and Smelting

TRAIL METALLURGICAL OPERATIONS

Teck Cominco Metals owns and operates the integrated smelting and refining complex at Trail, British Columbia. The complex's major products are refined zinc and lead. It also produces silver and gold, germanium dioxide, indium, cadmium and copper compounds as metal co-products, along with a variety of sulphur products and ammonium sulphate fertilizers.

Trail's zinc operations consist of six major metallurgical plants, one fertilizer plant and two specialty metal plants. The facility has an annual capacity of approximately 295,000 tonnes of refined zinc. Zinc concentrates are initially treated in roasters or pressure leach facilities. The zinc and other elements are put into solution before the zinc is purified and electroplated onto cathodes in an electrolytic refining plant. Refined zinc is produced by remelting the zinc cathodes and then casting the zinc into various shapes, grades and alloys to meet customer requirements. A range of valuable metals, including indium and germanium, are extracted as co-products. Lead concentrates, recycled batteries, residues from the zinc circuits and various other lead- and silver-bearing materials are treated in the KIVCET flash furnace and electro-refined into lead in the refinery. Silver and gold are also recovered from this circuit after further processing. In 2007, the facility

Teck Cominco Limited - 2007 Annual Information Form                     Page 15
started to recycle electronic waste and is aiming to process 8,000 tonnes of such material in 2008.

Metallurgical effluent and drainage water from the smelter site that requires treatment is collected in ponds and treated through a water treatment plant. The smelter operates under a variety of permits, including effluent and air emission permits issued by the British Columbia Ministry of Environment. The operation is in material compliance with all of its environmental permits and has obtained all of the permits that are material to its operations.

Teck Cominco Metals also owns the Waneta hydroelectric power plant near Trail. It has an installed capacity of 450 megawatts and an annual average output of approximately 2,700 gigawatt hours of energy. This plant, pursuant to agreements with B.C. Hydro and Fortis Inc., provides electric power to the Trail metallurgical operation. The operation of Waneta and other hydroelectric plants in the watershed is governed by the Canal Plant Agreement (CPA), a contractual arrangement with B.C. Hydro and other related parties under which we receive approximately 2,700 gigawatt hours per year of energy even during low water years. A new CPA that extends the existing arrangements through 2035 has been executed by all parties and has received regulatory approval.

We also own a 15 kilometre transmission line from Waneta to the United States power distribution system. Power that is surplus to our needs at Trail Metallurgical Operations is sold at prevailing market rates in Canada and the United States.

COAL

Elk Valley Coal Partnership, Canada

We hold our metallurgical coal mining interests through our 40% direct interest in Elk Valley Coal. We hold a 39.836% interest in Elk Valley Coal through the Teck Cominco Coal Partnership, a partnership between Teck Cominco (99.992%) and Teck-Bullmoose Coal Inc. (0.008%). Quintette Coal Partnership (which is directly and indirectly wholly-owned by us) owns an additional 0.164% interest in Elk Valley Coal. Teck Cominco Coal Partnership is the managing partner of Elk Valley Coal. The remaining 60% interest in Elk Valley Coal is held by Fording Limited Partnership, a wholly-owned subsidiary of FCCT.

In addition to our 40% direct interest in Elk Valley Coal, we own an approximate 19.95% interest in FCCT, representing a further 12% effective interest in Elk Valley Coal.

Elk Valley Coal is a general partnership established under the laws of the Province of Alberta. In its capacity as managing partner of Elk Valley Coal, Teck Cominco Coal Partnership manages and makes all decisions relating to the business and affairs of Elk Valley Coal, subject to obtaining the approval of Fording Limited Partnership in respect of certain enumerated matters. These matters include certain fundamental changes with respect to Elk Valley Coal, and approval of an annual operating and capital plan and budget for Elk Valley Coal.

Elk Valley Coal has a $200 million five-year revolving floating rate, annually extendible credit facility that can be used for general operating purposes. Elk Valley Coal has also given an unsecured guarantee, limited in recourse as against Teck Cominco to the assets of Elk Valley Coal and our interest therein, with respect to borrowings by FCCT under FCCT's $400 million credit facility, which was initially incurred principally in connection with the financing of the transaction pursuant to which we acquired our interest in Elk Valley Coal. The FCCT and Elk Valley Coal credit facilities have the same attributes, terms and conditions.

Teck Cominco Limited - 2007 Annual Information Form                     Page 16

While the foregoing guarantee is in place, FCCT may not sell its interest in Elk Valley Coal or carry on any business other than in respect of Elk Valley Coal or its industrial minerals business substantially as currently conducted, unless in our reasonable judgment the carrying on of such business could not, under any reasonably foreseeable circumstances, have an adverse effect on the financial condition of FCCT.

Elk Valley Coal has six operating mines. It wholly owns Fording River, Coal Mountain, Line Creek and Cardinal River, has a 95% partnership interest in the Elkview mine, and has an 80% joint venture interest in the Greenhills mine. The Cardinal River mine is located in west central Alberta. The other five mines are located in close proximity to each other in the Elk Valley region of southeast British Columbia. All of Elk Valley Coal's mines are open pit operations and are designed to operate on a continuous basis, 24 hours per day, 365 days per year. Operating schedules can be varied depending on market conditions and are subject to shutdowns for maintenance activities. All of the mines are accessed by two lane all-weather roads which connect to public highways. All the mines operate under permits granted by Provincial and Federal regulatory authorities. Provincial remediation reclamation permits are placed to permit all facets of the mining process. From time to time each of the mines may require additional permits in respect of the location of additional dumps and tailings impoundment areas that will be required as mining operations proceed. All permits necessary for the current operations of the mines are in hand and in good standing.


The following chart lists significant coal rights held by Elk Valley Coal as at December 31, 2007:

-------------------------------------------------------------------------------
MINERAL  HOLDINGS  (THOUSAND                           CROWN LEASE
HECTARES, ROUNDED)                     FEE SIMPLE       AND LICENSE       TOTAL
-------------------------------------------------------------------------------
Coal
     British Columbia                      39               68            107
     Alberta                                1               39             40
-------------------------------------------------------------------------------
All Mines and Minerals except
     Petroleum & Natural Gas
     British Columbia                      10                -             10
-------------------------------------------------------------------------------

TOTAL                                      50              107            157
-------------------------------------------------------------------------------

In British Columbia, coal licenses are issued for one-year terms and have an initial cost of $7 per hectare, increasing by $5 per hectare every five years to a maximum of $30 per hectare. Elk Valley Coal currently pays license fees ranging from $7 to $30 per hectare. Coal leases are granted for periods of 30 years and have an annual cost of $10 per hectare. In Alberta, Crown leases are granted by the provincial government and are generally issued for 15 years. Annual lease rentals are approximately $3.50 per hectare. In the past, renewals of these licences and leases have generally been granted although there can be no assurance that this will continue in the future.

Five of Elk Valley Coal's six coal mines operate in British Columbia and are therefore subject to mineral taxes. British Columbia mineral tax is a two-tier tax with a minimum rate of 2% and a maximum rate of 13%. A minimum tax of 2% applies to operating cash flows, as defined by the regulations. A maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions. Alberta Crown royalties are assessed on a similar basis, at rates of 1% and 3%, and apply to the Cardinal River mine.

Elk Valley Coal's mines employ conventional open-pit mining techniques and coal preparation plants. Following mining, the coal is washed using a variety of

Teck Cominco Limited - 2007 Annual Information Form                     Page 17
conventional techniques and conveyed to coal or gas fired dryers for drying. Processed coal is conveyed to clean coal silos or other storage facilities for storage and load-out to railcars.

COAL TRANSPORTATION AND SALES

Elk Valley Coal typically transports approximately 90% of its coal shipments from the Elk Valley Coal mines to west-coast ports in British Columbia pursuant to long-term rail contracts. Rail service to the five mines located in the Elk Valley is provided by Canadian Pacific Railway Limited ("CPR") pursuant to an agreement expiring March 31, 2009. Rail service to the Cardinal River mine is provided by Canadian National Railway Company pursuant to an agreement expiring January 2009.

Westshore Terminals Ltd. provides ship-loading services at Roberts Bank for approximately 75% of Elk Valley Coal's metallurgical coal pursuant to long-term contracts. Elk Valley Coal requested a review of the loading rate for the Elkview operations effective April 1, 2005. The relevant contract provides that if the parties cannot agree on appropriate adjustments to the rate, the matter will be settled by arbitration. An arbitrator found against Elk Valley Coal in connection with this review and Elk Valley Coal has appealed the arbitral decision. Neptune Terminals, in which Elk Valley Coal has a 46% ownership interest, provides ship-loading services for the balance of Elk Valley Coal's metallurgical coal loaded at the west coast. Approximately 10% of Elk Valley Coal's metallurgical coal products are shipped from the mine sites to eastern North American customers either directly by rail or by rail and ship via Thunder Bay Terminals in Thunder Bay, Ontario.

Elk Valley Coal's coal is sold principally under evergreen contracts at annually negotiated prices to approximately 45 customers around the world. Coal is generally priced, particularly in Asia and Europe, on an annual basis for the 12-month period beginning April 1 in each year, referred to as a "coal year".

ELKVIEW MINE, CANADA

Elk Valley Coal has a 95% partnership interest in the Elkview mine. The remaining 5% is held equally by Nippon Steel Corporation and POSCO, a Korean steel producer, each of which acquired a 2.5% interest in 2005 for US$25 million. The Elkview mine is an open pit coal mine located in the Elk Valley in southeastern British Columbia. The mine has a current production capacity of approximately 5.6 million tonnes of clean coal. Capacity may be restricted for reasons including availability of truck tires and actual production will depend on sales volumes. At 2007 production rates, the Elkview mine is estimated to have a remaining reserve life of 22 years.

The mine is a conventional open pit operation comprised of 14,700 hectares of coal lands of which 4,100 hectares have been mined or are scheduled for mining. The mine proper and the associated fee simple lands at Elkview cover a portion of the Crowsnest coal field that runs from just north of the Elkview property to 20 kilometres south of the City of Fernie, British Columbia. The mineral reserves associated with the Elkview mine lie in the Mist Mountain formation of the Crowsnest coal field with the mine exploiting 16 coal seams in the area of Baldy and Natal Ridge, just outside the Town of Sparwood, British Columbia, bounded by Michel Creek to the south and the Elk River to the west.

Annual in-fill drilling programs are conducted to confirm and update the geological model used to develop the yearly mine plans.

The coal produced is a high-quality mid-volatile hard coking coal. Lesser quantities of lower grade hard coking coal are also produced. The Elkview mine uses conventional open pit truck/shovel mining methods. The preparation plant, which has a capacity of 7 million tonnes per year of clean coal, is a conventional coal washing plant, using standard technology of cycloning and heavy media flotation.

Teck Cominco Limited - 2007 Annual Information Form                     Page 18

FORDING RIVER MINE, CANADA

The Fording River mine is located 29 kilometres northeast of the community of Elkford, in southeastern British Columbia. The mine is a conventional open pit operation comprised of 20,304 hectares of coal lands of which 4,220 hectares have been mined or are scheduled for mining. Fording River has been in operation since 1969.

Coal mined at Fording River is primarily metallurgical coal, although a small amount of thermal coal is also produced. An expansion program was completed in 2005 at Fording River. The current annual production capacity of the mine is
8.9 million tonnes and the preparation plant is 10 million tonnes. Annual in-fill drilling programs are conducted to refine mine plans and confirm and update the geological model.

The majority of current production is derived from the Eagle Mountain pit. Proven and probable reserves at Fording River are projected to support mining at 2007 production rates for a further 27 years. Fording River's reserve areas include Eagle Mountain, Turnbull, Henretta, and Castle Mountain.

GREENHILLS, CANADA

The Greenhills mine is located eight kilometres northeast of the community of Elkford, in southeastern British Columbia. The mine site is comprised of 10,092 hectares of coal lands of which approximately 2,200 hectares have been mined or are scheduled for mining. Greenhills holds a forest licence and manages a 7,610 hectare forest located outside the active mining area.

Coal mined at Greenhills is primarily metallurgical coal, although a small amount of thermal coal is also produced. The current annual production capacities of the mine and preparation plant (on a 100% basis) are 5.1 and 5 million tonnes, respectively.

Greenhills is operated under a joint venture agreement (the "Greenhills Joint Venture Agreement") among Elk Valley Coal, POSCO Canada Limited ("POSCAN") and POSCAN's parent, POSCO. Pursuant to the agreement, Elk Valley Coal has an 80% interest in the joint venture while POSCAN has a 20% interest. The mine equipment and preparation plant are owned by Elk Valley Coal and POSCAN in proportion to their respective joint venture interests. Under the Greenhills Joint Venture Agreement, Elk Valley Coal is the manager and operator of Greenhills. Elk Valley Coal and POSCAN bear all costs and expenses incurred in operating Greenhills in proportion to their respective joint venture interests. POSCAN, pursuant to a property rights grant, has a right to 20% of all of the coal mined at Greenhills from certain defined lands until the Greenhills Joint Venture Agreement terminates on the earlier of: (i) the date the reserves on the defined lands have been depleted; and (ii) March 31, 2015.

Production is derived from the Cougar reserve, which is divided into two distinct pits, Cougar North and Cougar South. Cougar North has been fully developed and currently produces the bulk of the coal for the mine. Development and pre-stripping of Cougar South is underway and is expected to provide a long-term source of coal. Proven and probable reserves at Greenhills are projected to support mining at 2007 production rates for a further 13 years.

COAL MOUNTAIN, CANADA

The Coal Mountain mine is located 30 kilometres southeast of Sparwood in southeastern British Columbia. The mine site is comprised of 2,521 hectares of coal lands of which approximately 950 hectares are currently being mined or are scheduled for mining. Coal Mountain produces both metallurgical and thermal coal. The current annual production capacities of the mine and preparation

Teck Cominco Limited - 2007 Annual Information Form                     Page 19
plant are 2.7 and 3.5 million tonnes, respectively. Proven and probable reserves at Coal Mountain are projected to support mining at 2007 production rates for a further 10 years.

LINE CREEK, CANADA

The Line Creek mine is located approximately 25 kilometres north of Sparwood in southeastern British Columbia. Line Creek supplies metallurgical and thermal coal to a variety of international and domestic steel producers and Pacific Rim electric utilities. The Line Creek property consists of 8,124 hectares of coal lands of which approximately 1,150 hectares are currently being mined or are scheduled for mining.

The mine is a conventional open pit operation. Raw coal is transferred to an 11 kilometre coal conveyor for transportation to a processing plant, where it is crushed, cleaned, and dried using conventional technology. The current annual production capacities of the mine and preparation plant are 2.5 and 3.5 million tonnes, respectively.

The metallurgical and thermal coal at Line Creek is mined from 9 seams lying in a syncline. The seams average 2 to 13 metres in thickness, with the thickest seam reaching 15 metres in several places. Line Creek has an estimated remaining reserve life of approximately 7 years.

CARDINAL RIVER MINE, CANADA

The Cardinal River mine is located approximately 42 kilometres south of Hinton, Alberta. In 2005, Elk Valley Coal completed the development of the Cheviot Creek pit located approximately 20 kilometres south of the Cardinal River coal plant. The total capital cost for the haul road, pit development, plant refurbishment and mobile fleet was approximately $120 million. The current annual production capacities of the mine and preparation plant are 2.2 and 2.8 million tonnes, respectively. At 2006 production rates, Cardinal River is expected to have a mine life of approximately 23 years.

GOLD

HEMLO OPERATIONS, CANADA (GOLD)

We have a 50% joint venture interest in two gold mines in the Hemlo Gold Camp located near Marathon, Ontario: the Williams and David Bell gold mines (the "Hemlo Operations"). Homestake Canada Inc., a wholly-owned subsidiary of Barrick Gold Corporation ("Homestake"), holds the remaining 50% joint venture interest. Our share of production is subject to a 2.25% net smelter return royalty at Williams and a 3% net smelter return royalty at David Bell.

The Hemlo Operations lie adjacent to the Trans-Canada Highway in the Hemlo district of Ontario, and operate throughout the year. The mill located at the Williams mine processes ore for both the Williams mine and the David Bell mine. Power for the Hemlo Operations is taken from the Ontario Hydro grid, and back-up standby diesel generators are available at the site to provide some emergency support should the grid not be able to supply power. Water requirements are sourced from Cedar Creek and personnel from both mines live in nearby areas, the majority in Marathon, Ontario.

The Hemlo Operations operate a combined tailings management system including a tailings basin and polishing pond. The property includes one tailings pond, located approximately four kilometres from the Williams mill, and four waste stockpiles located adjacent to the Williams open pit. Both operations comply with certificates of approval for industrial wastewater and air, which are administered by the provincial regulatory authorities. The Williams mill and

Teck Cominco Limited - 2007 Annual Information Form                     Page 20
both mines hold all the necessary permits and certificates that are material to the operations.

The Hemlo Operations are located in a small east-west trending archean greenstone belt in central Ontario known as the Hemlo zone. The Williams mine is located at the western end of the Hemlo zone, the David Bell mine is located at the eastern end of the Hemlo zone, and Newmont Mining Corporation's Golden Giant mine is located between the Williams and David Bell mines along the Hemlo zone. The total length of the mineralized zone comprising the Williams, David Bell and Golden Giant mines is over three kilometres.

The Williams and David Bell ore bodies lie at the contact between overlying metasedimentary rocks and underlying felsic metavolcanic rocks. The Williams ore zone dips north at 60-70 degrees and the David Bell ore zone dips north at 50-60 degrees. The ore zones continue to approximately 1,200 metres below the surface and vary in width from 45 metres to 1 metre at Williams and from 15 metres to 1 metre at David Bell. The ore at both mines is hosted by three principal rock types, feldspathised porphyry, muscovite schist and biotite fragmental, and is characterized by gold, pyrite, molybdenite, and barite and various arsenic, mercury, and antimony mineral species. Both main ore bodies are composed of fine grained quartz-feldspar rock with gold occurring as finely disseminated particles within the groundmass as well as with pyrite grains.

Our share of gold production from the Hemlo Operations is sold on a spot basis at prevailing market prices at the time of production. We have also entered into certain hedging contracts in respect of certain portions of our production.

         WILLIAMS MINE

The Williams mine, primarily an underground operation with some open-pit mining, has been operating since 1985. The property comprising the Williams mine consists of 11 patented mining claims and 6 leased claims. The mine covers a surface area of approximately 270 hectares.

The Williams mine is one of the largest gold-producing mines in Canada. The underground mine is accessed by a 1,300 metre production shaft, and mining is carried out by longhole stoping with paste backfill. The Williams open pit mine lies immediately above and adjacent to the underground mine, and ore from these two sources and the David Bell mine is treated in the Williams mill. The mill started production in 1985 at the rate of approximately 3,000 tonnes per day, and capacity was expanded to 6,000 tonnes per day in late 1988. The Williams mill was further expanded to 10,000 tonnes per day but currently operates at a rate of approximately 8,300 tonnes per day as underground reserves are being depleted. The Williams mill uses semi-autogenous grinding and a carbon-in-pulp gold recovery circuit. Approximately 20% of the gold is recovered by a gravity circuit.

In 2006 the Hemlo operations reached agreement with Newmont Mining Canada granting Hemlo the right to explore, develop and mine the Interlake property, which is the down dip extension of the Williams ore zone to the west of the current property boundary. Exploration will continue in 2008 to test the potential of the Interlake property.

As a result, a strategic review of the life of mine plan and operating cost structure was completed in 2007 and a detailed life of mine plan is currently being developed. The review indicated a lower production profile going forward with declining head grades as underground ores are becoming depleted and more low-grade open pit ore is mined. As a result of lower production and less development activities planned going forward, the mine implemented cost cutting measures that included a work force reduction of 150 positions, including

Teck Cominco Limited - 2007 Annual Information Form                     Page 21
contractors, and an overall reduction in operating costs by $60 - $70 million per annum.

         DAVID BELL MINE

The property comprising the David Bell underground mine consists of granted mining leases and mining claims, covering a surface area of approximately 274 hectares.

The David Bell mine was developed through a 1,160 metre production shaft, and mining is by longhole stoping and Alimak methods with cemented paste fill. Ore from the David Bell mine is transported to, and processed at, the nearby Williams mill. The David Bell mine is scheduled to close in early 2010 based on current reserves.

POGO MINE, UNITED STATES (GOLD)

In June 1997, we entered into an agreement with Sumitomo Metal Mining America Inc. and SC Minerals America Inc. to earn a 40% joint venture interest in the Pogo gold deposit located in Alaska, 40 air miles (64 kilometres) from Delta Junction at the terminus of the Alaska Highway. In 2007 we satisfied the final conditions necessary to fully vest our interest in the mine. We are the project operator and are entitled to a management fee.

The Pogo property is approximately 16,700 hectares in size. Access to the site is provided by a dedicated 50 mile all-season road from the Richardson Highway north of Delta Junction to the property. The mine area is the subject of a mining lease, which requires annual rental payments. The balance of the property is comprised of 1,281 state mining claims, each requiring a specified nominal amount of annual assessment work.

The project consists of an underground mine and 2,500 tonne per day mill expected to produce 350,000 to 450,000 ounces of gold per year over a 10 year mine life. The mining methods are cut and fill and drift and fill. The mill utilizes conventional milling, and gravity and carbon-in-pulp technology. The gold from both the gravity and carbon-in-pulp circuits is produced as dore bullion.

Construction of the Pogo Mine was completed in the first quarter of 2006 except for the installation of the underground ore conveying system which was completed in the second quarter. The final construction cost for the project was US$350 million. The Pogo mine commenced operations in January with the first gold bar poured on February 12, 2006.

A third filter press was installed in the second half of 2006 to improve filtration capacity and was commissioned in January 2007. Modifications to the filtered tailings handling system to improve paste backfilling were completed in the first quarter of 2007. Commercial production was reached in April 2007 following completion of the filter plant projects.

The property is subject to a 1.5% net smelter return royalty payable by the venturers on the first two million ounces of gold produced. After the first two million ounces of gold is produced, the 1.5% net smelter return royalty is no longer payable. However, we (through our indirect wholly-owned subsidiary, Teck-Pogo Inc. ("TPI")) must then pay Sumitomo Metal Mining America Inc. and SC Minerals America Inc. a production royalty on TPI's share of any additional ounces of gold that it takes as its share of production from the property. This royalty on each ounce of gold to TPI's account is equal to the greater of 5% of the price of gold and US$25.


Teck Cominco Limited - 2007 Annual Information Form                     Page 22

OTHER GOLD PROJECTS

Prefeasibility work continues on the Morelos gold project in Mexico, in which we have a 78% interest. Infill drilling resource estimation, environmental baseline studies and scoping level engineering studies are underway. During the latter part of 2007, road access to a small part of the project was interrupted by an illegal blockade. Discussions continue in an attempt to resolve the access issue.

A scoping study to reassess the potential economic viability of our 60% owned Lobo-Marte gold property in Chile is underway and should be completed in early 2008.

Oil Sands

FORT HILLS PROJECT

On November 30, 2005, we acquired a 15% limited partnership interest in Fort Hills Energy LP (the "Fort Hills Partnership"), which owns the Fort Hills oil sands project. On September 19, 2007, we entered into an agreement to increase our interest in the Fort Hills Partnership to 20%. The other limited partners are Petro-Canada, with a 60% limited partnership interest and UTS Energy Corporation ("UTS") with a 20% interest. Relations among the partners are governed by a limited partnership agreement and a unanimous shareholder agreement pertaining to the governance of Fort Hills Energy Corporation, the general partner of the Fort Hills Partnership, in which the limited partners hold pro rata share interests. Pursuant to the limited partnership agreement, we are required to contribute 34% (or $850 million) of the first $2.5 billion of project expenditures made after March 1, 2005, and 27.5% (or $1.375 billion) of the next $5 billion of project expenditures. These amounts include the subscription price for our 20% interest. The partners will fund further project expenditures in proportion to their respective partnership interests. Our share of project expenditures to the end of 2007 was $233 million.

The Fort Hills Project is a project to develop, mine, extract and sell the recoverable bitumen found in certain oil sands deposits underlying Alberta Oil Sands Lease No. 7598060T05 ("Lease 5"), Alberta Oils Sands Lease No. 7281020T52 ("Lease 52") and Alberta Oil Sands Lease No. 7400120008 ("Lease 8"), (collectively, with certain other leases acquired for tailings disposal, the "Leases"). The Leases are located approximately 90 kilometres north of Fort McMurray, Alberta. The Leases cover a contiguous area of approximately 23,950 hectares on the east bank of the Athabasca River. The current terms of Lease 5 and Lease 52 continue indefinitely, provided the mine development plan approved by Alberta Energy is met. The development plan, initially submitted by TrueNorth Energy L.P. ("TrueNorth"), a predecessor to the Fort Hills Partnership, was amended in 2005 to provide for a commitment to construct a mine with a capacity of 100,000 barrels per day of bitumen by 2011. The development plan includes certain other interim milestones. Lease 8, which is not subject to the Development Plan, covers approximately 2,286 hectares and its primary term continues to 2015.

An affiliate of Petro-Canada acts as contract operator of the project pursuant to an operating services contract. The contract operator has exclusive authority to operate the project, subject to the oversight of a management committee on which each of the shareholders of the general partner is represented. Certain fundamental decisions concerning the project require super-majority approval of the Management Committee. The Partnership Agreement contemplates that the contract operator will market 100% of project production on behalf of the partnership for a minimum initial period of 4 years after first commercial production of bitumen. Subject to certain exceptions, limited partners have a right of first refusal in the event of a transfer of another's limited partnership interest.

Teck Cominco Limited - 2007 Annual Information Form                     Page 23

In December 2006, the Fort Hills Partnership filed an application with the Alberta Energy and Utilities Board to construct and operate an upgrader in Sturgeon County, approximately 40 kilometres northeast of Edmonton. The upgrader is expected to eventually process up to 340,000 barrels per day of bitumen production from the Fort Hills mine and other sources to produce 280,000 barrels per day of synthetic crude oil. A design basis memorandum and preliminary cost estimate for the Fort Hills project were completed in mid-2007. The Fort Hills project is expected to be developed in two phases. The first phase of the project is planned to produce 140,000 barrels per day of synthetic crude oil. Associated bitumen production is expected to be about 160,000 barrels per day. First bitumen production is expected to begin in the fourth quarter of 2011, with first synthetic crude oil production from the Sturgeon upgrader anticipated in the second quarter of 2012. The preliminary capital cost estimate for the mine and upgrading components of the first phase of Fort Hills is $15.2 billion, not including FEED engineering and third party capital. The second phase of the project is expected to double the first phase capacity to produce up to a total of 280,000 barrels of synthetic crude oil by 2014. The preliminary capital cost estimate for the second phase is $13 billion, not including FEED engineering and third party capital. The Fort Hills partners expect to make a final go-ahead project decision in the third quarter of 2008, following the expected regulatory approval for the Sturgeon upgrader.

Sproule Associates Ltd. ("Sproule"), an independent reserves evaluator, has audited the Fort Hills Partnership's estimate of contingent bitumen resources of the Fort Hills project in accordance with the standards set out in the Canadian Oil and Gas Evaluation Handbook. The estimate audited by Sproule includes a best estimate of the contingent bitumen resource for the project (on a 100% basis) as at December 31, 2007, of 4.03 billion barrels of recoverable bitumen, with a low estimate of 3.37 billion barrels and a high estimate of
4.38 billion barrels. Contingent bitumen resources are those quantities of bitumen estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. A "resource" for oil and gas reporting purposes is different than a mineral resource. See "Risk Factors - Reserve and Resource Estimates."

OTHER OIL SANDS INTERESTS

Under a joint bidding agreement with UTS Energy Corporation ("UTS"), we have acquired a 50% interest in approximately 285,000 acres of oil sands leases in the Athabasca region of Alberta. Our total acquisition and exploration costs of these leases were $219 million. We also own a 50% interest in an oil sands lease known as Lease 14 in joint venture with UTS. Lease 14 covers approximately 7.150 acres and is located to the west of the Fort Hills property, across the Athabasca River. We continue to conduct exploration and other work on these leases with UTS. GLJ Petroleum Consultants ("GLJ"), an independent reserves evaluator, has audited an estimate of contingent bitumen resources of Lease 14 in accordance with the standards set out in the Canadian Oil and Gas Evaluation Handbook. The estimate audited by GLJ includes a best estimate of the contingent bitumen resource for Lease 14 (on a 100% basis) as at December 31, 2007 of 350 million barrels of recoverable bitumen, with a low estimate of 270 million barrels and a high estimate of 400 million barrels. A "resource" for oil and gas reporting purposes is different than a mineral resource. See "Risk Factors - Reserve and Resource Estimates."

EXPLORATION

In 2007, our exploration expense was $105 million. Approximately 65% of expenditures were dedicated to exploration for gold and copper and the balance on nickel, diamonds and polymetallic projects. Of the total expenditures, approximately 41% was spent in North America, 24% in South America, 14% in Europe, and 21% in Australia.

Teck Cominco Limited - 2007 Annual Information Form                     Page 24

Exploration is carried out through sole funding and joint ventures with major and junior exploration companies. Exploration is focused on areas in proximity to our existing operations or development projects in regions that we consider have high potential for discovery. Planned expenditures for 2008 are approximately $98 million excluding mine exploration and development projects.


MINERAL RESERVES AND RESOURCES

See notes to Mineral Reserves and Resources tables at page 26, after the Mineral Reserves table.

MINERAL RESERVES (1) AT DECEMBER 31, 2007

---------------------------------------------------------------------------------------------------------------------
                                       PROVEN                  PROBABLE                  TOTAL
                                ---------- ----------    ----------- ---------    ---------- ----------
                                 Tonnes        Grade         Tonnes      Grade        Tonnes     Grade          OUR
                                 (000's)        (%)          (000's)      (%)         (000's)     (%)         INTEREST
---------------------------------------------------------------------------------------------------------------------
COPPER
 Highland Valley Copper           441,100       0.39          9,900      0.23       451,000       0.38         97.5%

 Antamina
    Copper only ore                46,000       1.18        257,000      1.10       303,000       1.11         22.5%
    Copper-zinc ore                28,000       1.07         87,000      1.14       115,000       1.12         22.5%
                                ---------- ----------    ----------- ---------    ---------- ----------    ----------
                                   74,000       1.14        344,000      1.11       418,000       1.11         22.5%

 Quebrada Blanca
    Heap leach ore (2)             63,586       0.85            801      0.65        64,387       0.85         76.5%
    Dump leach ore (2)            119,969       0.27         10,953      0.25       130,922       0.27         76.5%
                                ---------- ----------    ----------- ---------    ---------- ----------    ----------
                                  183,555       0.47         11,754      0.28       195,309       0.46         76.5%

 Andacollo
    Heap leach ore (2)              9,266       0.52          3,164      0.49        12,430       0.51           90%
    Dump leach ore (2)              2,293       0.24                                  2,293       0.24           90%
                                ---------- ----------    ----------- ---------    ---------- ----------    ----------
                                   11,559       0.47          3,164      0.49        14,723       0.47           90%

    Hypogene                        5,485       0.50        458,373      0.36       463,858       0.36           90%

 Duck Pond                          1,536       3.20          1,762      3.30         3,298       3.25          100%

MOLYBDENUM
 Highland Valley Copper           441,100      0.007          9,900     0.015       451,000      0.007         97.5%
 Antamina                          46,000      0.036        257,000     0.035       303,000      0.035         22.5%

ZINC
 Red Dog                           12,600       20.0         51,600      16.7        64,200       17.3          100%
 Pend Oreille                       2,227        5.7            564       4.8         2,791        5.6          100%
 Lennard Shelf                        823        7.7          1,586       7.5         2,409        7.6           50%
 Antamina                          28,000        3.2         87,000       2.7       115,000        2.8         22.5%
 Duck Pond                          1,536        4.3          1,762       5.5         3,298        4.9          100%

LEAD
 Red Dog                           12,600        5.5         51,600       4.4        64,200        4.6          100%
 Pend Oreille                       2,227        1.0            564       0.8         2,791        1.0          100%
 Lennard Shelf                        823        2.2          1,586       2.0         2,409        2.1           50%


Teck Cominco Limited - 2007 Annual Information Form                     Page 25

MINERAL RESERVES (1) AT DECEMBER 31, 2007

------------------------------------------------------------------------------------------------
                                   PROVEN             PROBABLE            TOTAL
                             -------------------  ------------------  -------------
                                    Tonnes              Tonnes            Tonnes           OUR
                                    (000's)             (000's)           (000's)       INTEREST
------------------------------------------------------------------------------------------------
COAL (4)
 Fording River                       110,300            106,400          216,700        40%(5)
 Elkview                             181,300             53,700          235,000        38%(5)
 Greenhills                           71,100             17,800           88,900        32%(5)
 Coal Mountain                        28,200                              28,200        40%(5)
 Line Creek                           17,400                              17,400        40%(5)
 Cardinal River                        7,100             33,600           40,700        40%(5)

--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                                PROVEN                PROBABLE                TOTAL
                          --------------------  ----------- ---------  ---------- ----------
                            Tonnes     Grade      Tonnes      Grade      Tonnes     Grade       OUR
                           (000's)   (g/t)(3)     (000's)    (g/t)(3)    (000's)   (g/t)(3)    INTEREST
------------------------------------ ---------  ----------- ---------  ---------- ----------  ----------
GOLD
 Pogo                       2,075     17.46        3,830     15.09       5,905      15.92        40%
 Williams
    Underground             1,317      5.23        1,420      5.76       2,737       5.50        50%
    Open pit                8,653      1.84        1,570      1.79      10,223       1.83        50%

 David Bell                   501     11.08                                501      11.08        50%
 Andacollo - Hypogene       5,485      0.12      458,373      0.12     463,858       0.12        90%

NOTES TO MINERAL RESERVES AND RESOURCES TABLES

(1) Mineral reserves and resources are mine and property totals and are not limited to our proportionate interests.

(2) For heap leach and dump leach operations, copper grade is reported as % soluble copper rather than % total copper. Soluble copper is defined by an analytical methodology which uses acid and cyanide reagents to approximate the portion of copper recoverable in the heap and dump leach process.

(3)  g/t = grams per tonne.

(4)  Coal reserves expressed as tonnes of clean coal.

(5) Representing a 40% direct interest in Elk Valley Coal Partnership. Does not include a 12% indirect interest through our investment in Fording Canadian Coal Trust.

(6)  Other refers to the aggregated measured,  indicated and inferred resources
     associated  with   undeveloped  or  non-operating   properties.   Tonnages
     represent Elk Valley Coal Partnership's interests in these properties.

(7)  Grade reported as %TiO2.

(8)  Coal resources expressed as tonnes of raw coal.

(9) Historical Resource Estimates. These estimates pre-date the adoption of NI 43-101. These estimates are reported using resource classification categories that conform to those prescribed by NI 43-101, but are not supported by quality assurance and quality control procedures that conform to current practice. In some cases, management has reclassified material from the measured or indicated resource category to the inferred category. Nonetheless, management believes these estimates are reliable and relevant because they are based on engineering and feasibility studies prepared prior to 2000 in accordance with then-prudent engineering practice.


Teck Cominco Limited - 2007 Annual Information Form                     Page 26

MINERAL RESOURCES (1) AT DECEMBER 31, 2007

-------------------------------------------------------------------------------------------------------------------
                                     MEASURED               INDICATED                INFERRED
                               ---------------------  ----------------------  ------------------------
                                Tonnes       Grade        Tonnes     Grade         Tonnes       Grade       OUR
                                (000's)       (%)         (000's)      (%)         (000's)       (%)     INTEREST
----------------------------------------- ----------  ------------ ---------  ------------- ---------- ------------
COPPER
 Highland Valley Copper                                   161,100      0.32         35,700       0.17        97.5%

 Antamina
    Copper only ore               32,000       0.50       158,000      0.94        470,000       0.93        22.5%
    Copper-zinc ore               16,000       0.47        56,000      1.06         43,000       0.91        22.5%
                               ---------- ----------  ------------ ---------  ------------- ---------- ------------
                                  48,000       0.49       214,000      0.97        513,000       0.93        22.5%

 Quebrada Blanca
    Heap leach ore (2)                                                                  33       0.70        76.5%
    Dump leach ore (2)                                                                 307       0.24        76.5%
                                                                              ------------- ---------- ------------
                                                                                       340       0.28        76.5%
 Quebrada Blanca
    Hypogene deposit                                                             1,030,000       0.50        76.5%

 Andacollo - Hypogene                                                               66,946       0.36          90%

 Duck Pond                            47       3.10            19      3.70          1,119       2.80         100%
 San Nicolas                       1,880       0.73        78,100      1.34          7,020       1.28          79%
 Kudz Ze Kayah (9)                                                                  12,800       0.81         100%
 Galore Creek                      4,700       0.52       781,000      0.52        357,700       0.36          50%

MOLYBDENUM
 Highland Valley Copper                                   161,100     0.013         35,700      0.020        97.5%
 Antamina                         32,000      0.040       158,000     0.026        470,000      0.025        22.5%
 Quebrada Blanca Hypogene                                                        1,030,000      0.020        76.5%

ZINC
 Red Dog                                                    6,100      19.5         33,200       15.1         100%
 Pend Oreille                                                                        1,235        7.2         100%
 Lennard Shelf                                                189       6.3              5        8.2          50%
 Antamina                         16,000        0.9        56,000       2.3         43,000        2.0        22.5%
 Duck Pond                            47        6.0            19      10.9          1,119        5.3         100%
 San Nicolas                       1,880        3.6        78,100       1.8          7,020        1.4          79%
 Kudz Ze Kayah (9)                                                                  12,800        5.9         100%

LEAD
 Red Dog                                                    6,100       6.6         33,200        4.5         100%
 Pend Oreille                                                                        1,235        1.8         100%
 Lennard Shelf                                                189       2.2              5        2.0          50%
 Kudz Ze Kayah (9)                                                                  12,800        1.7         100%

TITANIUM
 White Earth (7)(9)                    -          -       428,000        11      1,031,000         10         100%

Teck Cominco Limited - 2007 Annual Information Form                     Page 27

MINERAL RESOURCES (1) AT DECEMBER 31, 2007

-------------------------------------------------------------------------------------------------------------------------
                                      MEASURED               INDICATED                  INFERRED                 OUR
                                   Tonnes (000's)         Tonnes (000's)             Tonnes (000's)            INTEREST
-------------------------------------------------------------------------------------------------------------------------
COAL (8)
 Fording River                           318,000               874,000                  1,255,000               40%(5)
 Elkview                                 443,000               136,000                    119,000               38%(5)
 Greenhills                                5,300               297,400                    669,400               32%(5)
 Coal Mountain                            79,500                38,400                     15,300               40%(5)
 Line Creek                              428,900               376,400                    504,400               40%(5)
 Cardinal River                          112,800                 8,000                      1,100               40%(5)
 Other (6)                               604,000               746,500                    810,400               40%(5)

-------------------------------------------------------------------------------------------------------------------------
                                      MEASURED                INDICATED                 INFERRED
                                ----------------------  ----------------------  -------------------------
                                  Tonnes     Grade        Tonnes        Grade     Tonnes         Grade            OUR
                                 (000's)     (g/t)       (000's)       (g/t)(3)   (000's)      (g/t)(3)        INTEREST
-------------------------------------------------------------------------------------------------------------------------
GOLD
Pogo                                  391       10.83          871      11.60          821         17.25            40%
Williams
    Underground                       923        4.66        1,916       5.82        4,843          4.91            50%
    Open pit                        1,269        0.75          332       0.74        1,141          1.10            50%
David Bell
    Underground                       270       12.12                                                               50%
    Open pit                                                   680       3.77                                       50%
Lobo-Marte
    Lobo (9)                                                64,210       1.79        5,660          1.70            60%
    Marte (9)                                               33,470       1.58        3,590          1.35            60%
Andacollo - Hypogene                                                                66,946          0.12            90%
Morelos                                                     26,166       3.55          235          2.99          78.8%
Galore Creek                        4,700        0.37      781,000       0.29      357,700          0.18            50%
Kudz Ze Kayah (9)                                                                   12,800          1.38           100%

STANDARD

Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources have been estimated in accordance with the definitions of these terms adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) in November 2005 and incorporated in National Instrument 43-101, "Standards of Disclosure for Mineral Projects" (NI 43-101), by Canadian securities regulatory authorities. Estimates of coal reserves and resources have been prepared and classified using guidance from the Geological Survey of Canada Paper 88-21. Classification terminology for coal conforms to CIM definitions incorporated into NI 43-101. Mineral Resources are reported separately from and do not include that portion of the Mineral Resources that is classified as Mineral Reserves. That portion of Mineral Resource which is not classified as Mineral Reserve does not have demonstrated economic value.

DEFINITIONS

The CIM definitions on Mineral Resources and Mineral Reserves provide as follows:

A MINERAL RESOURCE is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological

Teck Cominco Limited - 2007 Annual Information Form                     Page 28
characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An INFERRED MINERAL RESOURCE is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An INDICATED MINERAL RESOURCE is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A MEASURED MINERAL RESOURCE is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A MINERAL RESERVE is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A PROBABLE MINERAL RESERVE is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A PROVEN MINERAL RESERVE is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

METHODOLOGIES AND ASSUMPTIONS

Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including with respect to production costs, mining and processing recoveries, mining dilution, cut-off values or grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates. Cost estimates are based on feasibility study estimates or operating history.

Methodologies used in reserve and resource estimates vary from property to property depending on the style of mineralization, geology and other factors.

Teck Cominco Limited - 2007 Annual Information Form                     Page 29

Geostatistical methods, appropriate to the style of mineralization, have been used in the estimation of reserves at the company's material base metal and gold properties.

Assumed metal prices vary from property to property for a number of reasons. Teck Cominco has interests in a number of joint ventures for which assumed metal prices are a joint venture decision. In certain cases, assumed metal prices are historical assumptions made at the time of the relevant reserve and resource estimates. For operations with short remaining lives, assumed metal prices may be based on shorter-term commodity price forecasts.

HIGHLAND VALLEY COPPER

Mill production in 2007 processed 42.6 million tonnes from the Valley, Lornex and Highmont open pits. Mine throughput included 9.4 million tonnes of low grade material that was not previously included in reserves but was processed to take advantage of short-term metal prices. The most significant reserve change is attributed to the reclassification of a 189 million tonne resource at Valley and a 10 million tonne resource at Highmont to reserve status. In 2007, the assumed copper price for reserves was increased from US$1.10 to US$1.40 per pound and molybdenum price from US$5.00/lb to US$7.50/lb. The combined impact of higher metal prices, costs and design changes resulted in a 14.3 million tonne reserve increase. Reserves have been drill defined at 60 to 115 metre centres and resources at 125 metre centres. In 2007, a positive geotechnical study at Lornex added 197 million tonnes of indicated resource at a US$1.65/lb copper price and US$9.50/lb molybdenum price. All reserve and resource estimates assume a C$1.10 per US$1.00 exchange rate.

ANTAMINA

Mineral reserves at Antamina were estimated using assumed metal prices of US$1.32/lb copper, US$0.63/lb zinc and US$8.22/lb molybdenum. Two general ore types occur at Antamina. These are copper ores, from which copper and molybdenum concentrates are produced, and copper-zinc ores, from which copper and zinc concentrates are recovered. Reserves and resources are reported by ore type. In 2007, mine production reduced reserves by 31 million tonnes. Higher metal prices and mine design changes added 16 million tonnes to reserve and 471 million tonnes to resource.

QUEBRADA BLANCA

Teck Cominco has not previously reported reserves and resources for Quebrada Blanca, acquired in 2007. Mineral reserves and resources assume a US$1.50/lb copper price and a cut-off grade of 0.50% soluble copper for heap leach reserves and resources. Dump leach reserves and resources use a 0.08% soluble copper cutoff. Proven reserves are defined at 50 metre drill hole spacing and probable reserves at 70 metres.

In late 2007, Teck Cominco completed a 200 meter spaced drill program to define hypogene (primary) mineralization exposed in the bottom of the current open pit. Block models and preliminary pit optimization studies in early 2008 outlined a low strip 1.03 billion tonne inferred resource above a 0.3% copper cut off, based on assumed metal prices of US$1.50/lb copper and US$10.00/lb molybdenum.

ANDACOLLO

Teck Cominco has not previously reported reserves and resources for Andacollo, acquired in 2007. The Andacollo project includes an operating heap/dump leach operation as well as a hypogene (primary) copper-gold development project. Mineral reserves and resources assumed metal prices of US$1.50/lb copper and US$500/oz gold.

Teck Cominco Limited - 2007 Annual Information Form                     Page 30

In 2007, mine production reduced leach reserves by 6.3 million tonnes. The reduction was largely offset by upgrading 5.5 million tonnes of leach resource to reserve status. Heap leach reserves and resources assumed a 0.30% soluble copper cut off and dump leach a 0.14% soluble copper cut off. Drill definition resulted in the reclassification of 4.5 million tonnes of leach resource to hypogene reserve status. Proven leach reserves are drill defined at 50 metre intervals and probable reserves at 75 to 100 metre intervals.

Proven hypogene reserves have been drill defined at approximately 75 metre intervals and probable reserves at 100 metre intervals. Higher metal prices and the transfer of leach resource to hypogene reserve status added 30 million tonnes to the hypogene reserve.

DUCK POND

Teck Cominco has not previously reported reserves and resources for Duck Pond, acquired in 2007. The Duck Pond mine began commercial production in April 2007. Duck Pond reserve and resource estimates assume a copper price of $2.00/lb, zinc price of $1.00/lb, silver price of $9.00/oz and an exchange rate of C$1.10 per US$1.00.

RED DOG

Reserve changes at Red Dog are consistent with normal mining depletion. Mine production removed 3.4 million tonnes of reserves from the main pit in 2007. Although reserves at the Main pit and Aqqaluk deposit were updated with current geologic and drill information, there was no material change in reserve estimates as a result. Proven reserves have been drill defined at 30 metre centres, probable reserves at 60 metre centres and indicated resources at greater than 60 metre centres. All mineral reserves and indicated resources are mineable by open pit and assume a US$0.70/lb zinc price and US$0.35/lb lead price. Royalties payable at Red Dog have been taken into account in the reserve estimation process.

Reserve estimates for the Red Dog Mine assume that necessary permits will be renewed, and that new permits will be issued for the development of the Aqqaluk deposit. Please see our Management's Discussion and Analysis for the year ended December 31, 2007 for further information.

PEND OREILLE

Mineral reserves at Pend Oreille increased slightly above 2006 reported figures. Depletion from mine production was offset by the drill definition of resource to reserve status, higher metal prices and changes to mine design. Mineral reserves and resources assumed a US$1.00/lb zinc price and US$0.50/lb lead price. Proven reserves occur between or below mined areas and have been defined by underground development and sampling. Probable reserves were drill defined at 20 metre centres and inferred resources at 80 to 100 metre centres. Inferred resources at Washington Rock assume US$0.60/lb zinc and US$0.25/lb lead.

LENNARD SHELF

The Lennard Shelf mine resumed operation in early 2007. In 2007, the mill processed 912 thousand tonnes, including 500 thousand tonnes of low grade material that was not previously included in reserve. Mineral resources have increased since 2006 due to exploration drilling. Reserve and resource estimates assumed a US$1.00/lb zinc price, US$0.50/lb lead price and an A$1.20 per US$1.00 exchange rate.

A revised mine plan will be completed in the first quarter of 2008, which may affect future mineral reserve and resource estimates.


Teck Cominco Limited - 2007 Annual Information Form                     Page 31

ELK VALLEY COAL

Coal reserves are reported in metric tonnes of clean coal after mining and processing losses. Reserve estimates assume a US$85/tonne coking coal price (free on board) at Roberts Bank terminal and include 2.5 million tonnes of thermal coal used for plant operations. A review of reporting standards at Fording River and Elkview resulted in significant reallocations among reporting categories within, but no material changes in overall reserves or resources. Reserve and resource reporting criteria will be reviewed at all operations in 2008. Mine production in 2007, at the six operating coal mines, reduced reserves by 23.4 million tonnes. In addition, reserves at Cardinal River decreased by an additional 13.5 million tonnes due to revised pit designs and the elimination of certain unrecoverable coal seams. Resources are based on a US$110/tonne coking coal price, and are reported as raw coal without losses for mining and processing. All reserve and resource estimates assume a C$1.10 per US$1.00 exchange rate.

POGO

During 2006, mine operations removed 649,000 tonnes from reserve. Mineral reserve and resource estimates assume a US$475/oz gold price for reserves and US$550/oz price for resources. The combined impact of higher gold prices, operating costs and diamond drilling added 265,000 tonnes to reserve and 1.2 million tonnes to resource.

WILLIAMS

Mineral reserve and resource estimates on the Williams property assume a US$550/oz gold price for reserves, US$650/oz gold price for resources and a C$1.15 per US$1.00 exchange rate. Mine production in 2006 removed 1.1 million tonnes from the underground reserve and 1.6 million tonnes from the open-pit reserve. Underground drill programs added 934,000 tonnes to reserve.

In 2006, open-pit production from the C Zone produced significantly fewer ounces than predicted. Engineering and remodelling in 2007 removed 2.3 million tonnes from reserve. This decrease was partially offset by higher metal prices, operating costs and the drill definition of resource to reserve status.

DAVID BELL

Mine production in 2007 removed 288,000 tonnes from reserve, 23,000 tonnes from resource and mined 70,000 tonnes of new reserve in previously undefined areas. Definition drilling transferred 29,000 tonnes from resource to reserve. Refinement of the mine plan removed 23,000 tonnes due to stope losses. Mineral reserve and resource estimates assume a gold price of US$575/oz for reserves and US$650/oz for resources. All reserve and resource estimates assume a C$1.15 per US$1.00 exchange rate.

OTHER GOLD PROPERTIES

Mineral resources at Morelos were estimated using an assumed gold price of US$500/oz. A pre-feasibility study and additional drill definition of the deposit was completed in 2007. Drill density is sufficient to reclassify most of the resource from inferred to indicated status. Historic estimates on the Lobo-Marte deposits were prepared in a 1998 feasibility study prior to the adoption of NI 43-101 reporting standards. These estimates are reported using resource classification categories that conform to those prescribed by NI 43-101 but are not supported by quality assurance and quality control procedures that conform to current practice. Nonetheless, management believes these estimates are reliable and relevant because they are based on a feasibility study prepared prior to 2000 in accordance with then-prudent engineering practice.

OTHER RESOURCES

In 2007, Teck Cominco acquired a 50% interest in the Galore Creek property. The resource model was updated in late 2007 with current drill results. The resource was constrained within four Lerchs-Grossman pit shells developed using US$1.55/lb copper, US$650/oz gold, US$11/oz silver and a C$1.10 per US$1.00 exchange rate.

Mineral resource estimates at San Nicolas were based on assumed prices of US$0.90/lb copper and US$0.50/lb zinc (2001 study). Historic estimates at Kudz Ze Kayah were prepared in 1995 prior to the adoption of NI 43-101 reporting standards. These estimates are reported using resource classification categories that conform to those prescribed by NI 43-101 but are not supported by quality assurance and quality control procedures that conform to current practice. Management has reclassified material from the measured or indicated resource category to the inferred category. Nonetheless, management believes these estimates are reliable and relevant because they are based on engineering studies prepared prior to 2000 in accordance with then-prudent engineering practice.

Teck Cominco Limited - 2007 Annual Information Form                     Page 32

RISKS AND UNCERTAINTIES

Mineral Reserves and Mineral Resources are estimates of the size and grade of the deposits based on the assumptions and parameters currently available. These assumptions and parameters are subject to a number of risks and uncertainties, including, but not limited to, future changes in metals prices, issuance of permits and/or production costs, differences in size and grade and recovery rates from those expected and changes in project parameters due to changes in production plans. Except as discussed above, there are no known environmental, permitting, legal, title, taxation, sociopolitical, marketing or other issues that are currently expected to materially affect the mineral reserves or resources.

QUALIFIED PERSONS

Estimates of the mineral reserves and resources for our material properties have been prepared under the general supervision of Paul C. Bankes, P.Geo., who is an employee of Teck Cominco. Mineral reserve and resource estimates for Antamina have been prepared under the supervision of Dan Gurtler, AIMM, who is an employee of Compania Minera Antamina. Messrs. Bankes and Gurtler are Qualified Persons for the purposes of National Instrument 43-101. Estimates of reserves and resources at Elkview, Fording River, Greenhills, Coal Mountain, Line Creek and Cardinal River were prepared under the general supervision of Don Mills, P.Geol. and Ross Pritchard, P.Eng., employees of Elk Valley Coal Partnership, who are the Qualified Persons for the purposes of National Instrument 43-101.


OIL AND GAS RESOURCES

A contingent resource for oil and gas reporting purposes is different that a mineral resource. Contingent resources are estimated in accordance with the standards set out in the Canadian Oil and Gas Evaluation Handbook. Contingent resources are defined in the handbook as those quantities of oil and gas that are estimated on a given date to be potentially recoverable from known accumulations but are not currently economic. There is no certainty that it will be commercially viable to produce any portion of the resources.


Fort Hills Project

We hold a 20% limited partnership interest in the Fort Hills Partnership, which is developing the Fort Hills oil sands project. The Fort Hills Partnership retained independent reserves evaluators Sproule Associates Limited ("Sproule")

Teck Cominco Limited - 2007 Annual Information Form                     Page 33
to prepare an audit of the contingent bitumen resource estimated for the Fort Hills project as at December 31, 2007.

The range of contingent bitumen resources associated with the proposed Fort Hills oil sands project as audited by Sproule is summarized as follows:

                                                  December 31, 2007
                                             Contingent Bitumen Resource
--------------------------------------------------------------------------------
                                                      100%        Our 20% share
                                         (billion barrels)    (million barrels)
--------------------------------------------------------------------------------

Low estimate                                          3.37                  674
Best estimate                                         4.03                  806
High estimate                                         4.38                  876

The bitumen estimates in the above table were calculated on the basis of the amount of bitumen that can be mined and recovered in the proposed extraction plant. The best estimate is the current basis of the conceptual mine plan for the project. The low and high estimates are derived from a Fort Hills Partnership report entitled the "Fort Hills Conceptual Mine Plan Study," completed in March 2006.


Teck Cominco/UTS Joint Venture

Together with UTS, we have jointly acquired oil sands leases on approximately 285,000 acres of land in the Athabasca region of northern Alberta. Lease 14 covers approximately 7,150 acres and adjoins the northwest corner of the Fort Hills property.

We and UTS retained GLJ Petroleum Consultants (GLJ), independent petroleum consultants, to prepare estimates of contingent bitumen resources associated with Lease 14 as at December 31, 2007.

The range of contingent bitumen resources associated with Lease 14 as estimated by GLJ is summarized as follows:

                                                  December 31, 2007
                                             Contingent Bitumen Resource
--------------------------------------------------------------------------------
                                                      100%        Our 50% share
                                         (million barrels)    (million barrels)
--------------------------------------------------------------------------------

Low estimate                                           270                  135
Best estimate                                          350                  175
High estimate                                          400                  200

Lease 14 is still in the early evaluation stage and fcquisition and evaluation are required to confirm the planning basis before reserves can be assigned. At this time, neither a feasibility study nor application for regulatory approval has been prepared. Pit design assumptions used in preparing the estimates are within ranges currently being considered by the industry in applications for regulatory approval of commercial surface mining developments. However, we have not committed to mine any of the contingent resources and any decision to mine may reflect a different planning basis than that used in preparing these estimates.

Teck Cominco Limited - 2007 Annual Information Form                     Page 34

SAFETY AND ENVIRONMENTAL PROTECTION

Our current and future operations, including development activities and commencement of production on our properties or areas in which we have an interest, are subject to laws and regulations in Canada and elsewhere governing occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, management of toxic substances and similar matters. Compliance with these laws and regulations affects the costs of and can affect the schedule for planning, designing, drilling, developing, constructing, operating and closing the Company's mines, refineries and other facilities.

Whether  in Canada or  abroad,  we  attempt  to apply  technically  proven  and economically feasible measures to protect the environment throughout exploration, mining, processing and closure. Although we believe that our operations and facilities are currently in substantial compliance in all material respects with all existing laws, regulations and permits, there can be no assurance that additional significant costs will not be incurred to comply with current and future regulations or that liabilities associated with non-compliance will not occur.

Safety performance is a key priority for us. Safety statistics are collected from each operation monthly. Targets for safety performance are set each year and are used in determining management compensation. Safety incidents are investigated and finding reports are shared across our business to assist in the prevention of recurrence of the incident.

For accounting purposes, current costs associated with permit compliance are treated as normal operating costs necessary to maintain operations on an ongoing basis. In addition, amounts are accrued in our accounts to provide for certain future reclamation, site restoration and other closure costs. Financial guarantees of various forms are posted, if required, with various governmental authorities as security to cover estimated reclamation obligations. Our provisions for future reclamation and site restoration are estimated based on known requirements. It is not currently possible to estimate the impact on operating results of future legislative or regulatory developments.

We conduct regular environmental and safety and health audits. The overall objective of our audits is to identify environment, health and safety risks, assess regulatory compliance and conformance with applicable laws and assess conformance with appropriate environment, health and safety management systems and good management practices.

All of our mining operations have closure and reclamation plans in place and these undergo regular updates. The reclamation programs are guided by land capability assessments, which integrate several factors in the reclamation approach including biological diversity, establishment of sustainable vegetation, diversity of physical landforms and requirements for wildlife habitat. In addition to reclamation of operating mines, certain idle and closed mines are under continuous care and maintenance as well as progressive closure. Our Charter of Corporate Responsibility and Code of Business, Environmental and Health & Safety Practices require that sites be reclaimed in an appropriate manner. We manage a number of decommissioned mine sites in Canada and conduct regular inspections to verify the success of reclamation activities.


SOCIAL AND ENVIRONMENTAL POLICIES

We have adopted and implemented social and environmental policies that are fundamental to our operations. Our operating practices are governed by the principles set out in our Charter of Corporate Responsibility (the "Charter") and Code of Business, Environmental and Health & Safety Practices (the "Code"). The Charter sets out corporate commitments related to ethical business conduct,

Teck Cominco Limited - 2007 Annual Information Form                     Page 35
providing a workplace free of discrimination, open and fair dealings with all stakeholders, and support for sustainable development.

The Code sets out specific requirements in areas related to (i) legal compliance and ethical business conduct, (ii) prohibition of discriminatory conduct and commitment to job selection on the basis of merit and ability,
(iii)  identification,  control and promotion of safety and health performance,
(iv) sound environmental conduct and continuous improvement in performance, (v) regular auditing of environmental, health, safety and emergency preparedness,
(vi) continual improvement of environmental, health and safety management systems, (vii) closure and reclamation planning as a component of all development projects, (viii) the safe use, reuse and recycling of products,
(ix) support for research on environmental, health and safety performance, (x) fostering dialogue with stakeholders and respect for the rights, interests, and aspirations of indigenous people, and (xi) support for local communities and their development.

In addition to the Charter and Code, we have adopted a Health and Safety Policy, a Health and Safety Guide for Exploration, and a Code of Ethics. We have taken steps to implement the Charter, Code and policies through adoption of Environmental, Health and Safety Management Standards, which provide direction to all operations and auditable criteria against which performance is measured.

We set objectives in these areas for improvement on an annual basis and these are used to determine specific objectives for corporate and operational groups within our organization. Overall responsibility for achievement of objectives rests with senior personnel. Our Environmental, Health and Safety Committee of the Board which reports to the Board of Directors, and our Corporate
Environment  and  Risk  Management   Committee  and  our  Product   Stewardship
Committee, which are comprised of members of senior management, provide oversight in these areas.

We measure our performance on an ongoing and comprehensive basis. Internal monthly and quarterly environmental reporting tracks performance indicators including compliance with permits, environmental monitoring, health and safety performance, materials inputs and outputs, community concerns expressed and actions taken in response, and amount of reclaimed land. We report publicly on our performance through our Sustainability Report and website.


HUMAN RESOURCES

As at December 31, 2007 there were approximately 8,900 employees working at the various operations we managed. Collective bargaining agreements covering unionized employees at our material operations are as follows:


                                          EXPIRY DATE OF COLLECTIVE AGREEMENT
          -------------------------------------------------------------------
          Trail                                      May 31, 2008
          David Bell                               October 31, 2010
          Antamina                                   July 24, 2009
          Highland Valley Copper                  September 30, 2011
          Quebrada Blanca                          January 31, 2012
          Andacollo                                December 31, 2011
          Elkview                                  October 31, 2010
          Coal Mountain                            December 31, 2009
          Line Creek                                 May 31, 2009
          Fording River                             April 30, 2011
          Cardinal River                             June 30, 2012
          ===================================================================


Teck Cominco Limited - 2007 Annual Information Form                     Page 36

TECHNOLOGY

The company undertakes and participates in a number of research and development projects designed to improve exploration, extraction, product and operational technologies, and reduce costs by improving efficiencies.

We have research and technology facilities located in our CESL research facility in Richmond, B.C., our Product Technology Center in Mississauga, Ontario and our Applied Research and Technology group located in Trail, B.C. The primary focus of these facilities is the development of new mineral processing technologies and the development of new applications for, and the refinement of existing technologies using, our principal refined products. Other business units receive support on an as-needed basis.

Our research and development expense for 2007 and 2006 was $32 million and $17 million, respectively.


FOREIGN OPERATIONS

The Red Dog mine and the Pogo mine located in Alaska, U.S.A., the Pend Oreille mine in Washington State, the Pillara mine in Australia, the Antamina mine located in Peru and the Quebrada Blanca and Andacollo mines located in Chile are our significant assets located outside of Canada. We hold our 22.5% interest in Antamina through our equity interest in the operating company for the mine, CMA. We hold a 100% interest in the Red Dog mine, subject to the royalty in favour of NANA described under the heading "Individual Operations - Zinc - Red Dog" above. We hold a 50% interest in the Pillara mine at Lennard Shelf. We own 76.5% and 90%, respectively, of the Chilean operating companies that own Quebrada Blanca and Andacollo. Foreign operations accounted for 42% of our 2007 consolidated revenue and represented approximately 65% of our total assets as at December 31, 2007.

We also have interests in various exploration and development projects in various foreign countries, with significant activities in the United States, Mexico, Peru, Chile, Brazil, Australia, Turkey and Namibia. We currently have foreign exploration offices in all of the foregoing countries.

See "Risk Factors- Foreign Activities" for further information on the risks associated with these foreign properties.


COMPETITIVE CONDITIONS

Our business is to sell base metals, metal concentrates, by-product metals and concentrate, metallurgical coal and gold at prices determined by world markets over which we have no influence or control. These markets are cyclical. Our competitive position is determined by our costs compared to those of other producers throughout the world, and by our ability to maintain our financial integrity through metal and coal price cycles and currency fluctuations. Costs are governed principally by the location, grade and nature of ore bodies and mineral deposits, the location of our metal refining facility and its cost of power and, as well, by operating and management skill.

Over the long term, our competitive position will be determined by our ability to locate, acquire and develop economic ore bodies and replace current production, as well as by our ability to hire and retain skilled employees. In this regard, we also compete with other mining companies for employees, mineral properties, for joint venture agreements and for the acquisition of investments in other mining companies.

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

RISK FACTORS

Before making an investment decision, you should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this Annual Information Form. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any such events actually occur, our business, prospects, financial condition, cash flows and operating results could be materially harmed.

WE FACE RISKS IN THE MINING AND METALS BUSINESS

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines.

Mineral properties are often non-productive for reasons that cannot be anticipated in advance. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems and flooding. The Trail metallurgical operations, and our concentrate mills and coal preparation plants are also subject to risks of process upsets and equipment malfunctions. Equipment and supplies may from time to time be unavailable on a timely basis. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties or production facilities, personal injuries or death, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action.

OUR INSURANCE MAY NOT PROVIDE ADEQUATE COVERAGE

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse affect on our business.

WE COULD BE SUBJECT TO POTENTIAL LABOUR UNREST OR OTHER LABOUR DISTURBANCES AS A RESULT OF THE FAILURE OF NEGOTIATIONS IN RESPECT OF OUR COLLECTIVE AGREEMENTS

Over 6,400 of our approximately 8,850 employees are employed under collective bargaining agreements. We could be subject to labour unrest or other labour disturbances as a result of delays in or the failure of negotiations in respect of our collective agreements, which could, while ongoing, have a material adverse effect on our business.

WE MAY NOT BE ABLE TO HIRE ENOUGH SKILLED EMPLOYEES TO SUPPORT OUR OPERATIONS

We compete with other mining companies to attract and retain key executives and skilled and experienced employees. The mining industry is labour intensive and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees, including our ability to attract employees with needed skills in the geographic areas in which we operate. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins, if we are not able to attract, hire and retain a sufficient number of skilled employees to support our operations.

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

WE COULD BECOME SUBJECT TO MATERIAL PENSION LIABILITIES

We have assets in defined benefit pension plans which arise through employer contributions and returns on investments made by the plans. The returns on investments are subject to fluctuations depending upon market conditions and we are responsible for funding any shortfall of pension assets compared to our pension obligations under these plans.

We  also  have  certain   obligations  to  former  employees  with  respect  to
post-retirement benefits. The cost of providing these benefits can fluctuate and the fluctuations can be material.

Our liabilities under defined benefit pension plans and in respect of other post-retirement benefits are estimated based on actuarial and other assumptions. These assumptions may prove to be incorrect and may change over time and the effect of these changes can be material.

FLUCTUATIONS   IN  THE  MARKET   PRICE  OF  BASE  METALS,   SPECIALTY   METALS,
METALLURGICAL  COAL  AND GOLD  MAY  SIGNIFICANTLY  AFFECT  THE  RESULTS  OF OUR
OPERATIONS

The results of our operations are significantly affected by the market price of base metals, specialty metals, metallurgical coal and gold, which are cyclical and subject to substantial price fluctuations. Our earnings are particularly sensitive to changes in the market price of zinc, copper and metallurgical coal. Market prices can be affected by numerous factors beyond our control, including levels of supply and demand for a broad range of industrial products, substitution of new or different products in critical applications for our existing products, expectations with respect to the rate of inflation, the relative strength of the Canadian dollar and of certain other currencies, interest rates, speculative activities, global or regional political or economic crises and sales of gold and base metals by holders in response to such factors. If prices should decline below our cash costs of production and remain at such levels for any sustained period, we could determine that it is not economically feasible to continue commercial production at any or all of our mines. We may also curtail or suspend some or all of our exploration activities, with the result that our depleted reserves are not replaced.

Our general policy is not to hedge changes in prices of our mineral production. From time to time, however, we may undertake hedging programs in specific circumstances, with an intention to reduce the risk of a commodity's market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of our business. There are, however, risks associated with hedging programs including, among other things, an increase in the world price of the commodity, an increase in gold lease rates (in the case of gold hedging), an increase in interest rates, rising operating costs, counterparty risks and production interruption events.

FLUCTUATIONS IN THE PRICE AND AVAILABILITY OF CONSUMED COMMODITIES AFFECT OUR COSTS OF PRODUCTION

Prices and availability of commodities consumed or used in connection with exploration, development, mining, smelting and refining, such as natural gas, diesel, oil and electricity, as well as reagents such as copper sulfate, also fluctuate and these fluctuations affect the costs of production at our various operations. Our smelting and refining operations at Trail require concentrates that we purchase from third parties. The availability of those concentrates and the treatment charges we can negotiate fluctuate depending on market conditions. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities we use in our business.


Teck Cominco Limited - 2007 Annual Information Form                     Page 39

WE FACE RISKS ASSOCIATED WITH SHORTAGE OF MINING EQUIPMENT AND SUPPLIES

The growth in global mining activities has created a demand for mining equipment and related supplies that exceeds supply. For example, there is a global shortage of haulage truck tires which is expected to continue into 2008. Consequently, if equipment or other supplies cannot be procured on a timely basis, our expansion activities, production, development or operations could be negatively affected. The pace of global mining development activities has also led to supply constraints, limitation on the availability of labour and other cost pressures that will affect our development operations. Lead times for major equipment orders have increased. Wage pressures and other cost escalation will also affect construction activities at our development projects.

OUR ACQUISITION OF PROPERTIES MAY BE AFFECTED BY COMPETITION FROM OTHER MINING COMPANIES

Because the life of a mine is limited by its ore reserves, we are continually seeking to replace and expand our reserves through the exploration of our existing properties as well as through acquisitions of interests in new properties or of interests in companies which own such properties. We encounter strong competition from other mining companies in connection with the acquisition of properties. This competition may increase the cost of acquiring suitable properties, should such properties become available to us.

WE FACE COMPETITION IN PRODUCT MARKETS

The mining industry in general is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of such minerals. We must sell base metals, metal concentrates, by-product metals and concentrate, metallurgical coal and gold at prices determined by world markets over which we have no influence or control. Our competitive position is determined by our costs in comparison to those of other producers in the world. If our costs increase due to our locations, grade and nature of ore bodies, foreign exchange rates, or our operating and management skills, our profitability may be affected. We have to compete with larger companies that have greater assets and financial and human resources than us, and which may be able to sustain larger losses than us to develop or continue business.

WE MAY FACE RESTRICTED ACCESS TO MARKETS IN THE FUTURE

Access to our markets may be subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities.
Although there are currently no significant trade barriers existing or impending of which we are aware that do, or could, materially affect our access to certain markets, there can be no assurance that our access to these markets will not be restricted in the future.

OUR RESERVE AND RESOURCE ESTIMATES MAY PROVE TO BE INCORRECT

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. We estimate and report our mineral reserves and resources in accordance with the requirements of the applicable Canadian securities regulatory authorities and industry practice.

We estimate and report oil and gas reserves and resources in accordance with the requirements of the applicable Canadian securities regulatory authorities and industry practice. Estimates of reserves and resources for oil and gas reporting purposes are not comparable to mineral reserve and resource estimates.

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

The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because we prepared this disclosure document in accordance with Canadian disclosure requirements, this disclosure document also incorporates estimates of mineral resources. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves.

Our mineral reserves and resources are estimated by persons who are employees of the respective operating company for each of our operations under the supervision of our employees. These individuals are not "independent" for purposes of applicable securities legislation. As a rule, we do not use outside sources to verify mineral reserves or resources except at the initial feasibility stage.

The mineral and oil and gas reserve and resource figures incorporated in this disclosure document by reference are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade, continuity and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future commodity prices. The sampling, interpretations or assumptions underlying any reserve or resource estimate may be incorrect, and the impact on reserves or resources may be material. Should the mineralization and/or configuration of a deposit ultimately turn out to be significantly different from that currently envisaged, then the proposed mining plan may have to be altered in a way that could affect the tonnage and grade of the reserves mined and rates of production and, consequently, could adversely affect the profitability of the mining operations. In addition, short term operating factors relating to the reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause reserve and resource estimates to be modified or operations to be unprofitable in any particular fiscal period.

There can be no assurance that our projects or operations will be, or will continue to be, economically viable, that the indicated amount of minerals or petroleum products will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

THE DEPLETION OF OUR MINERAL RESERVES MAY NOT BE OFFSET BY FUTURE DISCOVERIES OR ACQUISITIONS OF MINERAL RESERVES

We must continually replace mineral reserves depleted by production to maintain production levels over the long term. This is done by expanding known mineral reserves or by locating or acquiring new mineral deposits.

There is, however, a risk that depletion of reserves will not be offset by future discoveries of mineral reserves. Exploration for minerals and oil and gas is highly speculative in nature and the projects involve many risks. Many projects are unsuccessful and there are no assurances that current or future exploration programs will be successful. Further, significant costs are incurred to establish mineral or oil and gas reserves and to construct mining and processing facilities. Development projects have no operating history upon which to base estimates of future cash flow and are subject to the successful completion of feasibility studies, obtaining necessary government permits, obtaining title or other land rights and availability of financing. In addition, assuming discovery of an economic orebody, depending on the type of mining operation involved, many years may elapse from the initial phases of drilling until commercial operations are commenced. Accordingly, there can be no assurances that our current work programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves.

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

WE MAY BE ADVERSELY AFFECTED BY CURRENCY FLUCTUATIONS

Our operating results and cash flow are affected by changes in the Canadian dollar exchange rate relative to the currencies of other countries. Exchange rate movements can have a significant impact on results as a significant portion of our operating costs are incurred in Canadian and other currencies and most revenues are earned in U.S. dollars. To reduce the exposure to currency fluctuations, we enter into limited foreign exchange contracts from time to time, but these hedges do not eliminate the potential that such fluctuations may have an adverse effect on us. In addition, foreign exchange contracts expose us to the risk of default by the counterparties to such contracts, which could have a material adverse effect on our business.

WE MAY BE ADVERSELY AFFECTED BY INTEREST RATE CHANGES

Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We have incurred indebtedness that bears interest at fixed and floating rates, and we have entered into interest rate swap agreements to effectively convert some fixed rate exposure to floating rate exposure. There can be no assurance that we will not be materially adversely affected by interest rate changes in the future. In addition, our use of interest rate swaps exposes us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on our business.

CHANGES IN ENVIRONMENTAL, HEALTH AND SAFETY LAWS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS

Environmental, health and safety legislation affects nearly all aspects of our operations, including mine development, worker safety, waste disposal, emissions controls and protection of endangered and protected species. Compliance with environmental, health and safety legislation can require significant expenditures and failure to comply with environmental, health or safety legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean-up costs arising out of contaminated properties, damages, and the loss of important permits. Exposure to these liabilities arises not only from our existing operations, but from operations that have been closed or sold to third parties. We are required to reclaim properties after mining is completed and specific requirements vary among jurisdictions. In some cases, we may be required to provide financial assurances as security for reclamation costs, which may exceed our estimates for such costs. Our historical operations have generated significant environmental contamination. We could also be held liable for worker exposure to hazardous substances. There can be no assurances that we will at all times be in compliance with all environmental, health and safety regulations or that steps to achieve compliance would not materially adversely affect our business.

Environmental, health and safety laws and regulations are evolving in all jurisdictions where we have activities. We are not able to determine the specific impact that future changes in environmental laws and regulations may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental, health and safety regulations. For example, emissions standards for carbon dioxide and sulphur dioxide are becoming increasingly stringent as are laws relating to the use and production of regulated chemical substances. Further changes in environmental, health and safety laws, new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions, or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on us. Changes in environmental, health and safety legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution. In the event that

Teck Cominco Limited - 2007 Annual Information Form                     Page 42
any of our products were demonstrated to have negative health effects, we could be exposed to workers compensation and product liability claims which could have a material adverse effect on our business.

WE ARE HIGHLY DEPENDENT ON THIRD PARTIES FOR THE PROVISION OF TRANSPORTATION SERVICES

Due to the geographical location of many of our mining properties and operations, we are highly dependent on third parties for the provision of rail and port services. We negotiate prices for the provision of these services in circumstances where we may not have viable alternatives to using specific providers, or have access to regulated rate setting mechanisms. Contractual disputes, demurrage charges, rail and port capacity issues, availability of vessels and rail cars, weather problems or other factors can have a material adverse effect on our ability to transport materials according to schedules and contractual commitments.

Our Red Dog mine operates year-round on a 24 hour per day basis. The annual production of the mine must be stored at the port site and shipped within an approximately 100-day window when sea ice and weather conditions permit. Two purpose-designed shallow draft barges transport the concentrates to deep water moorings. The barges cannot operate in severe swell conditions.

Unusual ice or weather conditions, or damage to the barges or ship loading equipment could restrict our ability to ship all of the stored concentrate. Failure to ship the concentrate during the shipping season could have a material adverse effect on our sales, as well as on our Trail metallurgical operations, and could materially restrict mine production subsequent to the shipping season.

ABORIGINAL TITLE CLAIMS AND RIGHTS TO CONSULTATION AND ACCOMMODATION MAY AFFECT OUR EXISTING OPERATIONS AS WELL AS DEVELOPMENT PROJECTS AND FUTURE ACQUISITIONS

Governments in many jurisdictions must consult with aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of aboriginal people may require accommodations, including undertakings regarding employment and other matters in impact and benefit agreements. This may affect our ability to acquire within a reasonable time frame effective mineral titles in these jurisdictions, including in some parts of Canada in which aboriginal title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen aboriginal title claims also could affect existing operations as well as development projects and future acquisitions. These legal requirements may affect our ability to expand or transfer existing operations or to develop new projects.

WE OPERATE IN FOREIGN JURISDICTIONS AND FACE ADDED RISKS AND UNCERTAINTIES DUE TO DIFFERENT ECONOMIC, CULTURAL AND POLITICAL ENVIRONMENTS

Our business operates in a number of foreign countries where there are added risks and uncertainties due to the different economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or an unfavourable political climate may make it difficult for us to obtain financing for projects in some countries.

WE FACE RISKS ASSOCIATED WITH OUR DEVELOPMENT PROJECTS

The Fort Hills project is at an early stage of development. Petro-Canada, as project operator, in consultation with UTS and us, will be responsible for further definition of the scope and parameters of the project and its design

Teck Cominco Limited - 2007 Annual Information Form                     Page 43
and development. There can be no assurance that the development or construction activities will commence in accordance with current expectations or at all. The Galore Creek project is at a similar stage of development. Construction and development of these projects are subject to numerous risks, including, without limitation:

     o risks resulting from the fact that the Fort Hills project and the Galore Creek project are at an early stage of development and therefore are subject to development and construction risks, including the risk of significant cost overruns and delays in construction, and technical and other problems;

     o risks associated with delays in obtaining, or conditions imposed by, regulatory approvals;

     o risks associated with obtaining amendments to existing regulatory approvals and additional regulatory approvals which will be required;

     o risks of significant fluctuation in prevailing prices for copper, gold, oil, other petroleum products and natural gas, which may affect the profitability of the projects;

     o risks resulting from the fact that we are a minority partner in the Fort Hills Energy Limited Partnership and major decisions with respect to project design and construction may be made without our consent;

     o risks associated with the fact that our company and NovaGold Canada Inc. are 50% partners in the Galore Creek project and major project decisions require the agreement of both parties;

     o    risks associated with litigation;

     o risks resulting from dependence on third parties for services and utilities for the project;

     o risks associated with the ability of our partners to finance their respective shares of project expenditures; and

     o risks associated with our obtaining financing for these projects on commercially reasonable terms.

REGULATORY EFFORTS TO CONTROL GREENHOUSE GAS EMISSIONS COULD MATERIALLY NEGATIVELY AFFECT OUR BUSINESS

Our businesses include several operations that emit large quantities of carbon dioxide, or that produce or will produce products that emit large quantities of carbon dioxide when consumed by end users. This is particularly the case with our metallurgical coal operations and our oil sands projects. Carbon dioxide and other greenhouse gases are the subject of increasing public concern and regulatory scrutiny.

The Kyoto Protocol is an international agreement that sets limits on greenhouse gas emissions from certain signatory countries. While the United States government has announced that it will not ratify the protocol, the Canadian Parliament voted to ratify its participation in this agreement and the Kyoto Protocol came into force in Canada on February 16, 2005. The Kyoto agreement commits Canada to limit its net greenhouse gas emissions to 6% below the levels emitted in 1990. Canada's current level of greenhouse gas emissions significantly exceeds the agreed-upon limit.

Teck Cominco Limited - 2007 Annual Information Form                     Page 44

In 2007, the Government of Canada announced a policy objective of reducing total Canadian greenhouse gas emissions by 20% below 2006 levels by 2020 and by 60% to 70% below that level by 2050. As part of this initiative, the federal Government intends to require reductions in emission intensity levels from certain industrial facilities, including oil and gas facilities and smelting and refining facilities, by 6% per year for each year from 2007 to 2010 and 2% per year each year thereafter. Affected facilities will be permitted to meet reduction targets by emissions trading or contributions to a technology fund, in addition to emissions abatement. Additional policy measures are anticipated in coming years under this federal policy framework.

In Alberta, the Climate Change and Emissions Management Act and the Specified Gas Emitters Regulation require certain existing large emitters (facilities, including oil sands facilities, that are releasing 100,000 tonnes or more of greenhouse gas emissions in any calendar year after and including 2003) to reduce their emissions intensity by 12% starting July 1, 2007. The regulation also outlines options for meeting reduction targets. If reducing emissions intensity by 12% is not initially possible, large emitters will be able to invest in an Alberta-based technology fund to develop infrastructure to reduce emissions or to support research into innovative climate change solutions. Large emitters will be required to pay $15 per tonne to the technology fund for every tonne of emissions above the 12% reduction target. Alternatively, large emitters could also invest in Alberta-based projects outside their operations that reduce or offset emissions on their behalf.

In British Columbia, the provincial government has announced a policy goal of reducing greenhouse gas emission by at least 33% below current levels by 2020. In February 2008, the provincial government of British Columbia announced that it intends to impose carbon taxes on fuel beginning in July 2008. Under the proposal, the carbon tax rates on fuel would increase annually through 2012. If the legislation is enacted as proposed, it will act to increase our fuel costs, which would impact our competitiveness in the global marketplace. The provincial government is also currently contemplating "cap and trade" legislation that could impose additional costs on our operations located in the province.

The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. Our operations depend significantly on hydrocarbon energy sources to conduct daily operations, and there are typically no economic substitutes for these forms of energy. The federal and provincial governments have not finalized any formal regulatory programs to control greenhouse gases and it is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs proposed or contemplated, or their potential effects on operations. Most of Elk Valley Coal Partnership's products are sold outside of Canada, and sales are not expected to be significantly affected by Canada's Kyoto ratification decision. However, the broad adoption by Kyoto signatory countries and others of emission limitations or other regulatory efforts to control greenhouse gas emissions could materially negatively affect the demand for coal, oil and natural gas, as well as restrict development of new coal or oil sands projects and increase production and transportation costs.

ALTHOUGH WE BELIEVE OUR FINANCIAL STATEMENTS ARE PREPARED WITH REASONABLE SAFEGUARDS TO ENSURE RELIABILITY, WE CANNOT PROVIDE ABSOLUTE ASSURANCE

We prepare our financial reports in accordance with accounting policies and methods prescribed by Canadian generally accepted accounting principles. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the company. Significant accounting policies are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2007, which are incorporated by reference into this disclosure document. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control

Teck Cominco Limited - 2007 Annual Information Form                     Page 45
systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.

WE ARE  SUBJECT  TO LEGAL  PROCEEDINGS,  THE  OUTCOME  OF WHICH MAY  AFFECT OUR
BUSINESS

The nature of our business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on our business.


                                   DIVIDENDS

Our Class A common shares and Class B subordinate voting shares rank equally as to the payment of dividends. We may not pay dividends on the Class A common shares and Class B subordinate voting shares unless all dividends on any preferred shares outstanding have been paid to date. In April, 2006 we announced the semi-annual dividend payable to shareholders of record on June 19, 2006 would be increased from $0.40 to $1.00 per share (on a pre-split basis), commencing with the dividend payable on July 4, 2006. In November, 2006 we announced a dividend payment of $1.00 per share (on a pre-split basis) on outstanding Class A common shares and Class B subordinate voting shares to be paid on January 3, 2007 to shareholders of record on December 18, 2006. In 2007, we reduced our dividend to $0.50 per share coincident with the two-for-one subdivision of our Class A common shares and Class B subordinate voting shares, in order to maintain the same effective dividend payout. All dividends paid on these two classes of shares after 2005 are eligible dividends for purposes of the enhanced dividend tax credit that may be claimed by Canadian resident individuals.


                        DESCRIPTION OF CAPITAL STRUCTURE


GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Class A common shares and Class B subordinate voting shares and an unlimited number of preference shares, issuable in series.

Class A common shares carry the right to 100 votes per share. Class B subordinate voting shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects, the Class A common shares and Class B subordinate voting shares rank equally.

The attributes of the Class B subordinate voting shares contain so called "coattail provisions" which provide that, in the event that an offer (an "Exclusionary Offer") to purchase Class A common shares which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share. The Class B subordinate voting shares will not be convertible in the event that an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the person making the Exclusionary Offer). If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a "take-over bid" or is otherwise

Teck Cominco Limited - 2007 Annual Information Form                     Page 46
exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.

The voting rights attached to Class B subordinate voting shares represent 29.85% of the aggregate voting rights attached to the Class A common shares and Class B subordinate voting shares.


RATINGS

The following table sets forth the current ratings that we have received from rating agencies in respect of our outstanding securities.

                                                                          DOMINION BOND RATING
                                         MOODY'S     STANDARD & POOR'S           SERVICE
Senior Unsecured/Long-term Rating         Baa1              BBB                BBB (high)
Trend/Outlook                            Stable           Stable                 Stable

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. A description of the rating categories of each of the rating agencies in the table above is set out below.

Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. We cannot assure you that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

MOODY'S INVESTOR SERVICES (MOODY'S)

Moody's long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of securities rated. Moody's Baa1 rating assigned to our senior unsecured debt instruments is the third highest rating of nine rating categories. Obligations rated "Baa" are considered medium-grade and as such may possess certain speculative characteristics. Moody's appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicates where the obligation ranks within its ranking category, with 1 being the highest. Moody's has also assigned a positive outlook to the rating, which is its assessment regarding the likely direction of the rating over the medium-term.

STANDARD & POOR'S (S&P)

S&P's long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated. S&P's BBB rating assigned to our senior unsecured debt instruments is the fourth highest rating of 10 major rating categories. A "BBB" rating indicates that the obligor's capacity to meet its financial commitment is adequate, but that the obligation is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. S&P uses "+" or "-" designations to indicate the relative standing of securities within a particular rating category. S&P has also assigned a

Teck Cominco Limited - 2007 Annual Information Form                     Page 47
stable outlook to the rating, which is its assessment regarding the potential direction of the rating over the immediate to long-term.


DOMINION BOND RATING SERVICE (DBRS)

DBRS's long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated. DBRS's BBB (high) rating assigned to our senior unsecured debt and BBB
(high)m to the exchangeable debentures is the fourth highest of the 10 rating categories for long-term debt. Debt securities rated "BBB" are of adequate credit quality and protection of interest and principal is considered acceptable, but the obligor is fairly susceptible to adverse changes in financial and economic changes, or there may be other adverse conditions present which reduce the strength of the obligor. A reference to "high" or "low" reflects the relative strength within the rating category. A reference to "m" reflects that the potential for volatility due to market risk factors greatly exceeds what would be considered normal. DBRS has also assigned a stable outlook to the ratings, which helps give investors an understanding of DBRS's opinion regarding the outlook for the ratings.


                             MARKET FOR SECURITIES

TRADING PRICE AND VOLUME

Our Class A common shares are listed on The Toronto Stock Exchange under ticker symbol TCK.A. Our Class B subordinate voting shares are listed on The Toronto Stock Exchange under ticker symbol TCK.B and on the New York Stock Exchange under the symbol TCK. The following tables set out the monthly price ranges and volumes traded on The Toronto Stock Exchange during 2007 for the Class A common shares and Class B subordinate voting shares.

TECK COMINCO A                                                     TECK COMINCO B

      DATE           HIGH        LOW       VOLUME                    DATE          HIGH        LOW         VOLUME
    January           $92.00     $79.35       50,234                January         $89.46     $77.09      29,057,198
    February          $92.29     $84.00       29,793               February         $88.69     $80.36      23,840,126
     March            $87.00     $79.85       44,387                 March          $83.44     $75.60      32,037,482
     April            $92.00     $83.01       33,838                 April          $89.00     $80.25      25,847,491
      May             $90.60     $45.50       62,687                  May           $87.34     $41.55      52,355,998
      June            $54.46     $47.01       49,554                 June           $50.01     $43.70      54,799,989
      July            $58.50     $49.00      107,229                 July           $53.35     $44.75      57,190,129
     August           $55.96     $45.60      134,156                August          $46.98     $38.04      56,387,114
   September          $55.65     $50.26       38,200               September        $49.11     $41.78      52,170,476
    October           $58.00     $50.25       46,011                October         $52.40     $45.56      46,236,084
    November          $53.25     $42.01       65,628               November         $46.70     $33.71      78,523,395
    December          $50.85     $42.00       81,623               December         $40.21     $33.03      58,262,811

Source:  Bloomberg

Note: The Class A common shares and Class B subordinate voting shares were subdivided on a two-for-one basis effective May 7, 2007.


Teck Cominco Limited - 2007 Annual Information Form                     Page 48

                             DIRECTORS AND OFFICERS

DIRECTORS

  NAME, PROVINCE/STATE AND COUNTRY      OFFICE HELD WITH COMPANY AND PRINCIPAL OCCUPATIONS WITHIN        DIRECTOR
            OF RESIDENCE                                   PREVIOUS FIVE YEARS                             SINCE
--------------------------------------------------------------------------------------------------------------------
Mayank M. Ashar (2)                   Executive Vice President of Suncor Energy Inc.  Executive      November 2007
CALGARY, ALBERTA, CANADA              Vice President, Suncor Energy USA 2003 - 2007.  EVP Suncor
                                      Energy, Oil Sands until 2003

J. Brian Aune (1)(3)(4)(5)            Chairman of St. James Financial Corp., 1990 to September       February 1995
WESTMOUNT, QUEBEC, CANADA             2005 and President of Alderprise Inc. (private investment
                                      companies)

Jalynn H. Bennett (2)(4)(5)           President, Jalynn H. Bennett and Associates Ltd. (consulting   June 2005
TORONTO, ONTARIO, CANADA              firm)

Hugh J. Bolton (2)(3)                 Chairman, Epcor Utilities Inc., (electrical utility), and      September 2001
EDMONTON, ALBERTA, CANADA             Lead Director of Matrikon Inc. (industrial IT company), from
                                      2000 to present

Norman B. Keevil (1)                  Chairman of the Company                                        July 1963
WEST VANCOUVER, BRITISH COLUMBIA,
CANADA

Norman B. Keevil III (6)(7)           Chief Operating Officer and Vice President of Engineering,     April 1997
VICTORIA, BRITISH COLUMBIA, CANADA    Triton Logging Inc. (underwater harvesting company) from
                                      2004 to present; prior thereto President and Chief
                                      Executive Officer, Pyramid Automation Ltd.(manufacturers of special purpose automation equipment)

Takashi Kuriyama(6)                   Executive Vice-President of Sumitomo Metal Mining America      June 2006
VANCOUVER, BRITISH COLUMBIA, CANADA   Inc. (mining company) from May 2006 to present; Councilor at
                                      Metals Exploration Group (seconded by SMM) from 2004 to
                                      2006; Director at Joint Venture Exploration Division, Metal
                                      Mining Agency of Japan from 2003 to 2004; Manager at Geology and Exploration Section, Hishikari Mine, Sumitomo Metal
                                      Mining Co. from 2002 to 2003

Donald R. Lindsay (1)                 President of the Company from January 2005 to present;         February 2005
VANCOUVER, BRITISH COLUMBIA, CANADA   appointed CEO of the Company in April, 2005; President of
                                      CIBC World Markets Inc. (investment banking), from 2001 to
                                      2004

Takuro Mochihara(1)(6)                Director and Senior Managing Executive Officer, Sumitomo       September 2000
TOKYO, JAPAN                          Metal Mining Co., Ltd. (mining company)

Derek G. Pannell (6) (7)              Managing Partner, Brookfield Asset Management (asset           October 2006
TORONTO, ONTARIO, CANADA              management company) from November 2006 to present; President and Chief Operating Officer, Noranda/Falconbridge Limited
                                      from 2001 to October, 2006

Teck Cominco Limited - 2007 Annual Information Form                     Page 49

  NAME, PROVINCE/STATE AND COUNTRY      OFFICE HELD WITH COMPANY AND PRINCIPAL OCCUPATIONS WITHIN        DIRECTOR
            OF RESIDENCE                                   PREVIOUS FIVE YEARS                             SINCE
-------------------------------------------------------------------------------------------------------------------
Janice R. Rennie (2)(4)               Corporate Director; Senior Vice President, Human Resources     April 2007
EDMONTON, ALBERTA, CANADA             and Organizational Effectiveness for Epcor Utilities Inc.
                                      2004 - 2005.  Principal of Rennie and Associates until 2004

Warren S. R. Seyffert (2)(5)(6)       Lead Director of the Company; Counsel to Lang Michener (law    August 1989
TORONTO, ONTARIO, CANADA              firm) 2002 - 2007

Keith E. Steeves (2)(4)(7)            Corporate Director                                             October 1981
RICHMOND, BRITISH COLUMBIA, CANADA

Chris M.T. Thompson (1)(2)(3)(7)      Corporate Director; Chairman of the Board of Gold Fields       June 2003
DENVER, COLORADO,                     Ltd. (gold mining) to November, 2005
UNITED STATES

Robert J. Wright (1) (2)(3) (5)       Lead Director of the Company until February 2008               May 1994
TORONTO, ONTARIO, CANADA
===================================================================================================================

      (1)    Member of the Executive Committee
      (2)    Member of the Audit Committee
      (3)    Member of the Compensation Committee
      (4)    Member of the Pension Committee
      (5)    Member of the Corporate Governance and Nominating Committee
      (6)    Member of the Environment, Health & Safety Committee
      (7)    Member of the Reserves Committee

Each of the directors is elected to hold office until the annual meeting to be held on April 23, 2008 or until a successor is duly elected or appointed.


Teck Cominco Limited - 2007 Annual Information Form                     Page 50

OFFICERS

 NAME, PROVINCE/STATE AND COUNTRY OF            OFFICE HELD WITH COMPANY AND PRINCIPAL OCCUPATIONS WITHIN
              RESIDENCE                                            PREVIOUS FIVE YEARS
----------------------------------------------------------------------------------------------------------------
Norman B. Keevil                       Chairman of the Company; Chief Executive Officer of the Company prior to
WEST VANCOUVER, BRITISH COLUMBIA       July 25, 2001
CANADA

Donald R. Lindsay                      President of the Company from January 2005 to present; appointed CEO of the
VANCOUVER, BRITISH COLUMBIA, CANADA    Company in April, 2005; prior thereto President, CIBC World Markets Inc.

Douglas H. Horswill                    Senior Vice President, Environment and Corporate Affairs
WEST VANCOUVER, BRITISH COLUMBIA,
CANADA

Peter G. Kukielski                     Executive Vice President and Chief Operating Officer of the Company since
VANCOUVER, BRITISH COLUMBIA, CANADA    July 17, 2006; previously Chief Operating Officer from 2005 to 2006,
                                       Executive Vice President, Projects & Aluminum from 2003 to 2005 and Senior
                                       Vice President, Projects from 2001 to 2003 of Falconbridge Limited

G. Leonard Manuel                      Senior Vice President and General Counsel; previously Vice President and
WEST VANCOUVER, BRITISH COLUMBIA,      General Counsel
CANADA

Ronald A. Millos                       Senior Vice President, Finance and Chief Financial Officer of the Company
VANCOUVER, BRITISH COLUMBIA, CANADA    since October 3, 2005; previously Vice President and Chief Financial
                                       Officer of the Fording Canadian Coal Trust, Fording LP (formerly known as
                                       Fording Inc.) and Elk Valley Coal Corporation since June 1, 2003;
                                       previously Vice President, Corporate Finance of the Company

Peter C. Rozee                         Senior Vice President, Commercial Affairs since October 1, 2005; previously
WEST VANCOUVER, BRITISH COLUMBIA,      Vice President, Commercial and Legal Affairs from 2001 to 2005
CANADA

Ronald J. Vance                        Senior Vice President, Corporate Development of the Company since
EVERGREEN, COLORADO, USA               January 1, 2006; previously Managing Director and Senior Advisor,
                                       Rothschild Inc.

Timothy C. Watson                      Senior Vice President, Project Development of the Company since August 6,
VANCOUVER, BRITISH COLUMBIA, CANADA    2007; previously Chief Operating Officer, Power and Process with AMEC PLC

Michael E. Agg                         Vice President, Refining and Metal Sales since December 1, 2005; previously
VANCOUVER, BRITISH COLUMBIA, CANADA    General Manager, Trail Operations from 2003 to 2005, and General Manager of
                                       Cajamarquilla from 1998 to 2003.

Michael J. Allan                       Vice President, Engineering
WEST VANCOUVER, BRITISH COLUMBIA,
CANADA


Teck Cominco Limited - 2007 Annual Information Form                     Page 51

OFFICERS

 NAME, PROVINCE/STATE AND COUNTRY OF            OFFICE HELD WITH COMPANY AND PRINCIPAL OCCUPATIONS WITHIN
              RESIDENCE                                            PREVIOUS FIVE YEARS
----------------------------------------------------------------------------------------------------------------
Dale E. Andres                         Vice President, International Mining of the Company since November 23,
VANCOUVER, BRITISH COLUMBIA, CANADA    2006; previously General Manager, Underground Operations of the Company
                                       from 2004 to 2006; Project Manager from 2002 to 2004 and Operating Manager
                                       (2002) of the Polaris Mine

Fred S. Daley                          Vice President, Exploration
DELTA, BRITISH COLUMBIA, CANADA

Michel P. Filion                       Vice President, Environment, Health and Safety since June 2005; previously
SURREY, BRITISH COLUMBIA, CANADA       Vice President, Environment

Gary M. Jones                          Vice President, Business Development
DELTA, BRITISH COLUMBIA, CANADA

Robert G. Scott                        Vice President, North American Mining since January, 2006; previously
NORTH VANCOUVER, BRITISH COLUMBIA,     General Manager of Red Dog from 2003 to 2005; prior thereto General
CANADA                                 Manager/Mine Manager of Quintette

Andrew A. Stonkus                      Vice President, Concentrate Marketing of the Company since December 1,
NORTH VANCOUVER, BRITISH COLUMBIA,     2005; previously General Manager, Concentrate Marketing
CANADA

John F.H. Thompson                     Vice President, Technology and Development since January 1, 2008;
VANCOUVER, BRITISH COLUMBIA, CANADA    previously Vice President, Technology from January 1, 2006 to January 1,
                                       2008; previously Chief Geoscientist of the Company

James A. Utley                         Vice President, Human Resources
WEST VANCOUVER, BRITISH COLUMBIA,
CANADA

Gregory A. Waller                      Vice President, Investor Relations & Strategic Analysis of the Company
NORTH VANCOUVER, BRITISH COLUMBIA,     since November 23, 2006; previously Director, Financial Analysis & Investor
CANADA                                 Relations from 2004 to 2006 and Director, Financial Analysis & Planning
                                       from 2001 to 2004

Lawrence A. Mackwood                   Treasurer
WEST VANCOUVER, BRITISH COLUMBIA,
CANADA

John F. Gingell                        Controller since June 1, 2007; previously Assistant Controller of the
VANCOUVER, BRITISH COLUMBIA, CANADA    Company

Karen L. Dunfee                        Corporate Secretary
RICHMOND, BRITISH COLUMBIA, CANADA

Anthony A. Zoobkoff                    Senior Counsel and Assistant Secretary
NORTH VANCOUVER, BRITISH COLUMBIA,
CANADA
===================================================================================================================


Teck Cominco Limited - 2007 Annual Information Form                     Page 52

AUDIT COMMITTEE INFORMATION

MANDATE OF AUDIT COMMITTEE

The full text of our Audit Committee's mandate is included as Schedule A to this Annual Information Form.

COMPOSITION OF THE AUDIT COMMITTEE

Our Audit Committee consists of seven members. All of the members of the Committee are independent and financially literate. The relevant education and experience of each Audit Committee member is outlined below:

Jalynn H. Bennett

Ms. Bennett is a graduate of the University of Toronto where she specialized in economics. She is the President of a consulting firm in strategic planning and organizational development. She is a past Commissioner of the Ontario Securities Commission and was a member of the Toronto Stock Exchange Joint Committee on Corporate Governance (the Saucier Committee).

Hugh J. Bolton, FCA

Mr. Bolton is a chartered accountant and a graduate of the University of Alberta (BA Economics). Mr. Bolton was managing partner of Coopers & Lybrand Canada from 1984 to 1990 and its Chairman and CEO from 1991 to 1998. He is presently a Chairman of Epcor Utilities Inc., Lead Director of Matrikon Inc. and a director of the Toronto Dominion Bank, Canadian National Railway Company and Westjet Airlines Ltd.

Janice R. Rennie

Ms. Rennie is a chartered accountant and a graduate of the University of Alberta (BComm.). She was the Senior Vice President, Human Resources and Organizational Effectiveness for Epcor Utilities Inc. from 2004 to 2005. She is currently a director of Greystone Capital Management Inc., Matrikon Inc., Methanex Corporation and West Fraser Timber Co. Ltd.

Keith E. Steeves, FCA

Mr. Steeves received his Chartered Accountant certification in 1963 in Alberta and in 1964 in British Columbia. Mr. Steeves was Senior Vice President, Finance and Administration at Bethlehem Copper Corporation until 1981 and an officer of Teck Corporation from 1981 to 1996.

Warren S.R. Seyffert

Mr. Seyffert is a graduate of the University of Toronto Law School (LL.B.) and York University (LL.M.). He is counsel to Lang Michener and was its former chair and Managing Partner. Mr. Seyffert is a director of Allstate Insurance Company of Canada, Pafco Insurance Company, Pembridge Insurance Company, the Kensington Health Centre, the Kensington Foundation and St. Andrew Goldfields Ltd. He is also an honorary Trustee of the Royal Ontario Museum.


Teck Cominco Limited - 2007 Annual Information Form                     Page 53

Chris M.T. Thompson

Mr. Thompson is a graduate of Rhodes University, SA (B.A. Law and Economics) and Bradford University, UK (MSc). Mr. Thompson was Chairman of the Board and CEO of Gold Fields from 1998 to 2002 and is currently its Non-Executive Chairman.

Robert J. Wright, Q.C.

Mr. Wright is a graduate of Trinity College, University of Toronto (B.A.) and Osgoode Hall Law School (LL.B.). He was a partner with Lang Michener from 1964 to 1989 and Chairman of the Ontario Securities Commission from 1989 to 1993.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by PricewaterhouseCoopers LLP. All non-audit services are pre-approved by the Committee prior to commencement. In addition, the Committee has prohibited the use of the external auditors for the following non-audit services:

     o bookkeeping or other services related to the accounting records or financial statements;

     o    financial information systems design and implementation;

     o    appraisal   or    valuation    services,    fairness    opinions   or
          contribution-in-kind reports;

     o    actuarial services;

     o    internal audit outsourcing services;

     o    management functions or human resources functions;

     o    broker or dealer, investment advisor, or investment banking services;

     o    legal services;

     o    expert services unrelated to the audit; and

     o all other non-audit services unless there is a strong financial or other reason for external auditors to provide those services.


Teck Cominco Limited - 2007 Annual Information Form                     Page 54

EXTERNAL AUDITOR SERVICE FEES

For the years ended December 31, 2007 and 2006, the Company paid the external auditors $4,142,000 and $4,218,000 respectively as detailed below:

                                                   Year Ended       Year Ended
                                                  2007 ($000)       2006 ($000)

         Audit Services(1)                           3,217             3,405
         Audit Related Fees(2)                        513               593
         Tax Fees(3)                                  354               191
         All Other Fees(4)                             58               29

(1) Includes services that are provided by the Company's independent auditor in connection with the audit of the financial statements and internal controls over financial reporting.

(2) Includes assurance and related services that are related to the performance of the audit, principally for quarterly reviews, pension plan audits and prospectuses.

(3) Fees are for international tax services and advice provided to foreign offices.

(4) Fees are in connection with assistance with an ISO registration application and access to financial information databases.


OWNERSHIP BY DIRECTORS AND OFFICERS

The directors and executive officers as a group beneficially own directly or indirectly or exercise control or direction over the following shares issued by the Company:

                                        SHARES BENEFICIALLY OWNED OR OVER WHICH       AS A % OF THE TOTAL
                                           CONTROL OR DIRECTION IS EXERCISED       OUTSTANDING OF THE CLASS
-----------------------------------------------------------------------------------------------------------
Class A common shares                                   418,880                              4.5%
Class B subordinate voting shares                      1,451,646                             0.34%
===========================================================================================================

In addition, one of our directors is a trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation and is a director of Keevil Holding Corporation. Keevil Holding Corporation holds 51% of the voting shares of Temagami Mining Company Limited ("Temagami") which holds 2,150,000 Class A common shares, representing 46% of the shares of this class. Three of our directors are directors of Temagami.


                               LEGAL PROCEEDINGS

The disclosure with respect to the Upper Columbia River at pages 17-18 of our Management's Discussion and Analysis for the year ended December 31, 2007 is incorporated herein by reference. This document is available on SEDAR at www.sedar.com.

Teck Cominco Limited - 2007 Annual Information Form                     Page 55

                         TRANSFER AGENTS AND REGISTRARS

CIBC Mellon Trust Company is the transfer agent and registrar for the Class A common and Class B subordinate voting shares and maintains registers in Vancouver, British Columbia and Toronto, Ontario.


                               MATERIAL CONTRACTS

The following is the only contract entered into by the Company since January 1, 2002 which is material and not entered into in the ordinary course of business:

     o Partnership Agreement dated February 28, 2003, as amended, between the Company, FCCT, Quintette, Elk Valley Coal and Teck-Bullmoose Coal Inc., providing for the formation and operation of Elk Valley Coal.


                              INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Accountants, are the Company's auditors and have prepared an opinion with respect to the Company's consolidated financial statements as at and for the year ended December 31, 2007.

Paul C. Bankes, P.Geo., Dan Gurtler, AIMM, Don Mills, P.Geol. and Ross Pritchard, P.Eng. have acted as Qualified Persons in connection with the estimates of mineral reserves and resources presented in this Annual Information Form. Mr. Bankes is an employee of the Company. Messrs. Mills and Pritchard are employees of Elk Valley Coal Partnership, of which the Company is the managing partner. Mr. Gurtler is an employee of Compania Minera Antamina S.A., in which the Company holds a 22.5% share interest. Sproule Associates Ltd. has acted as an independent reserves evaluator in connection with our interest in the Fort Hills oil sands project. Messrs. Bankes, Gurtler, Mills and Pritchard, and principals of Sproule Associates Ltd. and GLJ Petroleum Consultants hold beneficially, directly or indirectly, less than 1% of any class of the Company's securities.


                             ADDITIONAL INFORMATION

(1) Additional information relating to the Company may be found on SEDAR at www.sedar.com.

(2) Additional information, including directors' and officers' remuneration and indebtedness to our business, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions is contained in the Management Proxy Circular to be issued for our Annual and Special Meeting of Shareholders to be held on April 23, 2008. Additional financial information is also provided in our comparative financial statements and Management's Discussion and Analysis for the year ended December 31, 2007. Copies of these documents are available upon request from our Corporate Secretary.

(3)      Unless  otherwise stated  information  contained herein is as at March
         19, 2008.


Teck Cominco Limited - 2007 Annual Information Form                     Page 56

                                   SCHEDULE A


                            AUDIT COMMITTEE MANDATE

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Teck Cominco Limited ( the "company") is to provide an open avenue of communication between management, the external auditor, the internal auditors and the Board and to assist the Board in its oversight of the:

o integrity, adequacy and timeliness of the company's financial reporting and disclosure practices;

o processes for identifying the principal financial risks of the company and reviewing the company's internal control systems to ensure that they are adequate to ensure fair, complete and accurate financial reporting;

o company's compliance with legal and regulatory requirements related to financial reporting;

o accounting principles, policies and procedures used by management in determining significant estimates,

o antifraud programs and controls, including management's identification of fraud risks and implementation of antifraud measures,

o mechanisms for employees to report concerns about accounting policies and financial reporting,

o    engagement,   independence  and  performance  of  the  company's  external auditor; and

o    internal  audit  mandate,  internal  audit and Sarbanes Oxley and Bill 198
     ("SOX") plans, internal audit and SOX audit programs and results of internal audits and SOX compliance audits performed by the company's internal audit department.

The Committee shall also perform any other activities consistent with this Charter, the company's by-laws and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors. Members of the Committee and the Chairman shall be appointed by the Board and may be removed by the Board in its discretion. All members of the Committee shall be independent directors and shall be sufficiently financially literate to enable them to discharge their responsibilities in accordance with applicable laws and/or requirements of the various stock exchanges on which the company's securities trade and in accordance with Multilateral Investment Instrument 52-110. Financial literacy means the ability to read and understand a balance sheet, income statement, cash flow statement and associated notes which represent a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the financial statements of Teck Cominco Limited. At least one member of the Committee shall have accounting or related financial management expertise that allows that member to read and understand financial statements and the related notes attached thereto in accordance with generally accepted accounting principles ("GAAP").


TECK COMINCO LIMITED - 2007 ANNUAL INFORMATION FORM                    Page A-1

The Committee's role is one of oversight. Management is responsible for preparing the company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with GAAP. Management is also responsible for establishing, documenting, maintaining and reviewing systems of internal control and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditors' responsibility is to audit the company's financial statements and provide an opinion, based on their audit conducted in accordance with Canadian generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the company in accordance with Canadian GAAP and reconciled to US GAAP.

In accordance with the Sarbanes Oxley Act of 2002, Section 404, the external auditors are also responsible for providing an opinion on the effectiveness of the company's internal controls over financial reporting.

The Committee is directly responsible for the appointment, compensation, evaluation, termination and oversight of the work of the external auditor and oversees the resolution of any disagreements between management and the external auditor regarding financial reporting and SOX assessment. The external auditor shall report directly to the Committee, as the external auditor is accountable to the Board as representatives of the company's shareholders. As such, it is not the duty or responsibility of the Committee or any of its members to plan or conduct any type of audit or accounting review or procedure.

AUTHORITY AND RESPONSIBILITIES

In performing its oversight responsibilities, the Committee shall:

1. Review and assess the adequacy of this Charter and recommend any proposed changes to the Board for approval at least once per year.

2. Review the appointments of the company's Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3. Review with management, the external auditor and the Director Compliance and Internal Audit the adequacy and effectiveness of the company's systems of internal control, the status of management's implementation of internal audit recommendations and the remediation status of any reported control deficiencies particularly those evaluated as either a significant internal control deficiency or material weakness, identified as a result of internal audits and/or during annual controls compliance testing as required under SOX legislation.

4. Prior to their approval by the Board review with management and the external auditor the annual audited financial statements, the unaudited quarterly financial statements, the management discussion and analysis reports, annual and interim earnings press releases.

5.   Review  other  financial   reporting   documents  prior  to  their  public
     disclosure by filing or distribution of these documents. Such review includes financial matters required to be reported under applicable legal or regulatory requirements.


TECK COMINCO LIMITED - 2007 ANNUAL INFORMATION FORM                    Page A-2

6. Ensure that adequate procedures are in place for the review of the company's public disclosure of financial information extracted or derived from the company's financial statements, other than the public disclosure referred to in the immediately preceding item, and periodically assess the adequacy of these procedures.

7. Review with management and the external auditor and approve earnings news releases and other financial information and earnings guidance disclosures contained in such news releases prior to approval by the Board and their release.

8. Where appropriate and prior to release, review with management and approve any other news releases that contain significant financial information that has not previously been released to the public.

9. Review the company's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

10. Review the quality and appropriateness, not just the acceptability, of the accounting policies and the clarity of financial information and disclosure practices adopted by the company, including consideration of the external auditors' judgments about the quality and appropriateness of the company's accounting policies. This review shall include discussions with the external auditor without the presence of management.

11. Review with management, the external auditor and the Director, Compliance and Internal Audit significant related party transactions and potential conflicts of interest.

12.  Recommend to the Board to assist them in recommending to the  shareholders
     (a) the external auditor to be nominated to examine the company's accounts and financial statements and prepare and issue an auditor's report on them or perform other audit, review or attest services for the company and (b) the compensation of the external auditor. The Committee has the responsibility to approve all audit engagement terms and fees. The Committee shall pre-approve all audit, non-audit and assurance services provided to the company and its subsidiary entities by the external auditor, but the Chairman or another member of the Committee appointed by the Chairman may be delegated the responsibility to approve non-audit services where the fee does not exceed $25,000. The pre-approval of such services by any member to whom authority has been delegated must be reported to the Committee at its first scheduled meeting following such pre-approval.

13. Review with management and the external auditor and approve the annual audit plan and results of and any problems or difficulties encountered during any external audits and management's responses thereto.

14. Receive the reports of the external auditor on completion of the quarterly reviews and the annual audit.

15. Monitor the independence of the external auditors by reviewing all relationships between the independent auditor and the company and all audit, non-audit and assurance work performed for the company by the independent auditor on at least a quarterly basis. The Committee will receive an annual written confirmation of independence from the external auditor.

16. Review and approve the company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the company.


TECK COMINCO LIMITED - 2007 ANNUAL INFORMATION FORM                    Page A-3

17. Review and approve the functions of the company's Compliance and Internal Audit Department, including:

     o    its mandate, authority and organizational reporting lines;

     o its annual and longer term internal audit plans, budgets and staffing;

     o    its performance; and

     o    the  appointment,   reassignment  or  replacement  of  the  Director,
          Compliance and Internal Audit.

     This review will include discussions with the Director, Compliance and Internal Audit without the presence of management or the external auditor.

18. Review with senior financial management, the external auditor, the Director, Compliance and Internal Audit, and such others as the Committee deems appropriate, the results of internal audits, SOX controls compliance audits and any problems or difficulties encountered during the audits.

19. Review the company's procedures and establish procedures for the Committee for the:

     o    receipt, retention and resolution of complaints regarding accounting,
          internal  accounting  controls,   financial  disclosure  or  auditing
          matters; and

     o confidential, anonymous submission by employees regarding questionable accounting, auditing or financial reporting and disclosure matters or violations of the Company's Code of Ethics or Standard of Business Practices.

20. Prepare an audit committee report to be included in Teck Cominco Limited's annual proxy statement.

21. Conduct or authorize investigations into any matter that the Committee believes is within the scope of its responsibilities. The Committee has the authority to (a) retain independent counsel, accountants or other advisors to assist it in the conduct of its investigation, at the expense of the company, (b) set and pay the compensation of any advisors retained by it and (c) communicate directly with the internal and external auditors.

22. The Committee shall report its recommendations and findings to the Board after each meeting and shall conduct and present to the Board an annual performance evaluation of the effectiveness of the Committee.



TECK COMINCO LIMITED - 2007 ANNUAL INFORMATION FORM                    Page A-4

                                   SCHEDULE B

                       REPORT OF MANAGEMENT AND DIRECTORS
                                ON DECEMBER 2007
                             OIL AND GAS DISCLOSURE

Management of Teck Cominco Limited (the "Corporation") is responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements.

An independent qualified reserves evaluator has evaluated the resources data associated with the Fort Hills oil sands project and has concluded that the best estimate of contingent resources associated with the Corporation's 20% interest in the project as at December 31, 2007 is 806 million barrels of recoverable bitumen.

A second independent qualified reserves evaluator has evaluated the resources data associated with Oil Sands Lease 14 and has concluded that the best estimate of contingent resources associated with the Corporation's 50% interest in Lease 14 as at December 31, 2007 is 175 million barrels of recoverable bitumen.

A committee of the Board of Directors of the Corporation composed of a majority of independent directors has

     (a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluators;

     (b) met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservations; and

     (c) reviewed the resources data with management and the independent qualified reserves evaluators.

The same committee of the Board of Directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the committee, approved

     (d) the content and filing with securities regulatory authorities of the resources data and other oil and gas information;

     (e) the filing of the reports of the independent qualified reserves evaluators; and

     (f)  the content and filing of this report.


TECK COMINCO LIMITED - 2007 ANNUAL INFORMATION FORM                    Page B-1

Because the resources data are based on judgments regarding future events, actual results will vary and the variations may be material.

Dated March 19, 2008.



/s/ Donald R. Lindsay                       /s/ Chris M.T. Thompson
-------------------------------------       -----------------------------------
Donald R. Lindsay                           Chris M.T. Thompson
President and Chief Executive Officer       Director




/s/ Ronald A. Millos                        /s/ Keith Steeves
-------------------------------------       -----------------------------------
Ronald A. Millos                            Keith Steeves
Senior Vice President, Finance and          Director
Chief Financial Officer


TECK COMINCO LIMITED - 2007 ANNUAL INFORMATION FORM                    Page B-2

                                   SCHEDULE C

                             NI 51-101 AUDIT REPORT

                            REPORT ON RESOURCES DATA
                   BY INDEPENDENT QUALIFIED RESOURCES AUDITOR



                            REPORT ON RESOURCES DATA


To the Board of Directors of Teck Cominco Limited (the "Company"):

Sproule Associates Limited ("Sproule") prepared an audit of the Fort Hills Oilsands Project (the "Project") bitumen in place estimate and the contingent bitumen resource estimates. Sproule also audited the methodology used by the Project to calculate these volumes from the current mine plan design.

The preparation and disclosure of the reported resource estimates are the responsibility the Company's management. Sproule's responsibility is to express an opinion on the bitumen in place and contingent bitumen resources data based on the audit. Sproule carried out the audit in accordance with standards established by the Canadian Securities Administrators ("CSA") within National Instrument 51-101 ("NI 51-101"), including the Notice of Amendments to NI
51-101 published on October 12, 2007, and the guidance of the companion document CSA Staff Notice 51-321 published on November 17, 2006. These standards require that the bitumen in place and contingent resources data are prepared in accordance with the Canadian Oil and Gas Evaluation Handbook ("COGEH"), as published by the Canadian Section of the Society of Petroleum Evaluation Engineers.

In Sproule's opinion, the bitumen resources data audited by us have, in all material respects, been determined and are presented in accordance with COGEH. In Sproule's opinion, the methodology used by the Project to calculate the range of contingent bitumen resources and synthetic crude oil associated with the Company's 20% interest in the proposed Fort Hills Oilsands Project, as defined below, is reasonable:

                  FORT HILLS PROJECT CONTINGENT BITUMEN AND SYNTHETIC CRUDE OIL RESOURCE
                                 ESTIMATES AS OF DECEMBER 31, 2007
----------------------------------------------------------------------------------------------------
                                  PROJECT - 100%                           COMPANY GROSS
 CLASSIFICATION OF        ----------------------------------      ----------------------------------
     ESTIMATE                        (BBBLS)                                 (MMBBLS)
----------------------------------------------------------------------------------------------------
                          BITUMEN        SYNTHETIC CRUDE OIL      BITUMEN        SYNTHETIC CRUDE OIL
----------------------------------------------------------------------------------------------------
        Low                 3.37                 3.00               674                  599
       Best                 4.03                 3.59               806                  717
       High                 4.38                 3.90               876                  779
----------------------------------------------------------------------------------------------------

The contingencies that prevent these bitumen resources from being classified as reserves include, but are not limited to; revised regulatory approval, completed feasibility study and company commitment. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen or synthetic crude oil resources.

TECK COMINCO LIMITED - 2007 ANNUAL INFORMATION FORM                    Page C-1

Further details on the results of Sproule's audit, audit process, and technical issues identified are presented in the report entitled, "Audit of the Contingent Bitumen Resources of the Fort Hills Oilsands Mining Project, as of December 31, 2007", which will be issued by the end of February 2008.

The term "Contingent Resources" is taken from COGEH. The volumes listed in the chart above entitled, "Contingent Bitumen Resources" refer to potentially recoverable volumes of bitumen resources. These volumes of contingent bitumen resources, in the above chart, were calculated at the outlet of the proposed extraction plant. These volumes of Synthetic Crude Oil, in the above chart, were calculated using the Project's estimate of 89 percent upgrader yield.

The current audited mine plan is the basis of the Best Estimate. The Low and High estimates are derived from variations of the current mine plan, as prepared by the Project.

Sproule has no responsibility to update the report for events and circumstances occurring after the respective preparation date.

Because the resources data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:



Sproule Associates Limited
Calgary, Alberta
February 7, 2008

                                               /s/ Grant I. Sanden
                                               -------------------------------
                                               Grant I. Sanden, P.Eng.
                                               Supervisor, Unconventional Oil
                                               8/2/2008 dd/mm/yr


                                               /s/ R. Keith MacLeod
                                               -------------------------------
                                               R. Keith MacLeod, P.Eng.
                                               President
                                               7/2/2008 dd/mm/yr



TECK COMINCO LIMITED - 2007 ANNUAL INFORMATION FORM                    Page C-2

                                   SCHEDULE D

                                 FORM 51-101F2
                            REPORT ON RESERVES DATA
                                       BY
                         INDEPENDENT QUALIFIED RESERVES
                              EVALUATOR OR AUDITOR



To the board of directors of Teck Cominco Ltd. (the "Company"):

1. We have prepared an evaluation of the Company's reserves data associated with Oil Sands Lease 14 as a December 31, 2007. The reserves data is a best estimate of contingent bitumen resources as at December 31, 2007. Further data acquisition and analysis are required to confirm both the mine planning basis and owner commitment before reserves can be assigned to Lease 14. An economic evaluation was not prepared.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

     We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The best estimate of contingent bitumen resources associated with the Company's 50 percent working interest in Oil Sands Lease 14 is 175 million barrels, as presented in our report prepared February 14, 2008.

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our report referred to in paragraph 4 for events and circumstances occurring after the preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.


EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 14, 2008

ORIGINALLY SIGNED BY

James H Willmon, P. Eng.
Vice-President Corporate Evaluations


TECK COMINCO LIMITED - 2007 ANNUAL INFORMATION FORM                    Page D-1